Bassett®

ANNUAL REPORT

2013

To Our Shareholders,

2013 was a good year for Bassett Furniture Industries, Inc. Normalizing results for the 53 weeks of the year's fiscal calendar, consolidated net sales rose by 17% to $321 million. This marks our first time over the $300 million mark since the pre-great recession year of 2006. Bolstered by this growth, operating profit rose 97% to $10.0 million, or 3.1% of sales. Excluding two significant non-recurring items that took place in 2012, net income grew 173% to $5.1 million. We were pleased with this performance but acknowledge that many challenges remain as we strive to remain relevant and prosper in a consumer environment that continues to evolve at a rapid pace.

We manage our business around two major segments – wholesale and retail. Wholesale revenue is derived from the sale of domestically manufactured and internationally sourced products. In 2013, 64% of our wholesale volume went to our Bassett Home Furnishings (BHF) store network and the remainder went to an array of independent retailers in the United States and abroad. Normalized wholesale revenue grew by 14% for the year including a 6% increase to our stores and an exciting 38% gain to other customers. As a result, wholesale operating profit improved to $10.9 million, a 45% increase. Driving wholesale sales is fundamental to our approach. Our retail stores, our warehouses, our factories, our wholesale showrooms, and our independent sales representatives are ultimately dedicated to generating as much wholesale sales as we can muster. We believe that our dual strategy of retail and open market sales are now working in concert to achieve market share gains and that 2013 represented a significant step forward.

Further, our wholesale segment is divided into two operating divisions; wood and upholstery. Our wood division consists of a domestic manufacturing and assembly facility located in Martinsville, Virginia and an extensive line of imported casegoods, accent furniture, and juvenile products that are warehoused in four locations around the continental U.S. and in vendor operated warehouses in Asia. Shipments from our Martinsville facility grew 14% in 2013 as customers of both BHF stores and independent retailers reacted favorably to our custom casual dining product assortment. In fact, with financial assistance from the Commonwealth of Virginia, in December we announced an expansion of the factory to meet demand. Sales of imported products grew at a more modest clip of 4.0%. For a variety of reasons, casegoods have rebounded more slowly than other industry categories since the recession. However, bedroom and formal dining room remain an integral part of our lineup and we have excellent vendor partners in Asia and a superb supply chain for these products all the way through our system. We are currently evaluating a refinement of our wood footprint, primarily around our stores, with the goal of growing sales with a streamlined amount of SKUs.

Upholstery, on the other hand, experienced strong momentum in 2013 as segment wide shipments grew by 18%. Our upholstery division also consists of an important domestic manufacturing facility located in Newton, NC complemented by a range of imported leather goods. The hallmark of Bassett upholstery is our ability to sell and produce highly customizable products in a two to three week window. This ability was largely responsible for the 24% sales gain that we enjoyed in our domestic operation last year. Also, in October, we introduced a new line of value priced upholstery designed to cater to younger and more budget conscious consumers. Initial response to Bassett Express 2U has been outstanding and we believe that the availability of the Bassett brand at sharper prices will enable us to continue the growth of our upholstery division in 2014.

Last year was the first complete fiscal year of our licensing agreement with the Home and Garden Television Network (HGTV). As you may recall, our objective in this partnership is to market the concept of the home "makeover" that is one of the key points of differentiation in our stores. We are extremely pleased with consumer reaction to our national TV campaign on HGTV and believe that we have found the vehicle with which we can effectively communicate our in-home design capability. Bassett custom product that has been rebranded as "HGTV HOME Design Studio at Bassett" enjoyed a 32% sales increase in 2013. Additionally, we developed a completely new assortment of casegoods and upholstery products under the brand umbrella of HGTV HOME. We view this as an opportunity to leverage our existing manufacturing and sourcing infrastructure to drive additional sales with independent furniture retailers. After some initial setbacks with the startup of this new venture, we began to build momentum in the second half of the year with the success of the HGTV HOME Caravan Collection and the introduction of the Voyage Collection at the October home furnishings market. We continue to work closely with the HGTV organization on all fronts to maximize the potential of our collaboration.

Our corporate retail segment continued on the path of progress in 2013. First, the fourth quarter of last year marked the 13th consecutive quarter of comparable same store sales increases. Over that three year period, the average store unit volume has risen by 30%. Also noteworthy is the fact that, for the first time, our 47 comparable stores were profitable for the year as they turned in a $.8 million operating profit. Our corporate network in total generated a $1.5 million loss, which represents a $.6 million improvement compared to 2012. The difference in our comparable store operating profit and the overall loss is almost totally attributable to preopening costs and startup losses in stores that have been opened or repositioned to new locations over the past twelve months. In 2014, we plan to open five stores in new markets and move five existing stores to better locations. We plan to continue a path of measured growth that is primarily driven by our objective of ongoing operating profit enhancement in our corporate store network.

An important strategic asset that becomes more significant each year is our investment in Zenith Freight Lines, LLC. Bassett invested in Zenith in 1999 to provide a nationwide logistics solution for our nascent store network. Zenith trucks deliver virtually all of the freight to our stores today. Ultimately, Zenith personnel have come to man our regional warehouses and offer home delivery services to Bassett Home Furnishings customers in several key markets. This expertise along with a track record of performance and a commitment to running a compliant fleet of trucks has made the Zenith brand a major player in the furniture industry today. Our 49% interest in Zenith has not only been fruitful in terms of service, but also has begun to generate improving earnings. We realized $.8 million of pretax earnings for our share of the enterprise last year.

In addition to improving our performance in 2013, we invested $14 million of capital in Bassett's future. We upgraded both our retail and wholesale operating information technology systems with little disruption to our day to day operations. We also made improvements to our manufacturing infrastructure and remodeled our wholesale showroom in High Point, NC. New store expansion was the largest consumer of capital and will be once again in 2014. We also plan further enhancement to our upholstery facility and expansion of our Martinsville table plant as mentioned previously. All told, we plan to invest a similar amount of capital into the business as last year.

Our Board of Directors and management believe in a strategy of balanced capital allocation designed to provide short term returns while building long term shareholder value. Last year we increased our annual regular dividend rate from $0.20 per share to $0.24 per share. After carefully considering balance sheet liquidity at year end in the context of estimated capital requirements for the foreseeable future, our board declared a $0.20 per share special dividend that was paid to shareholders in December. Taking the $1.8 million of share repurchases that were made over the course of the year into account, Bassett returned approximately $6.4 million to shareholders in 2013.

As always, I would like to thank our Shareholders, our Board of Directors, our customers, and our suppliers for their support and contributions in 2013. I also look forward to working alongside our 1500 Bassett associates to continue our improvement in 2014.

Robert H. Spilman, Jr.

Robert H. Spilman, Jr.
President & CEO

FINANCIAL SUMMARY

Fiscal Years Ended November

	2013	2012	2011
INCOME STATEMENT DATA			
Net Sales	$321,286	$269,672	$253,208
Net Income (Loss)	5,096	26,713	55,342
PER SHARE DATA			
Diluted Income (Loss)	$ 0.47	$ 2.41	$ 4.79
Cash Dividends Per Share	0.42	1.45	0.60
Book Value Per Share	14.50	14.51	13.44
BALANCE SHEET DATA			
Cash & Cash Equivalents	$ 12,733	$ 45,566	$ 69,601
Investments	28,125	-	3,745
Total Assets	225,849	227,180	223,174
Long-Term Debt	2,467	3,053	3,662
Stockholders' Equity	157,409	157,280	152,435

Dollars in thousands except per share amounts

Management's Discussion and Analysis of Financial Condition and Results of Operations
(In thousands, except share and per share data)

Overview

Bassett is a leading retailer, manufacturer and marketer of branded home furnishings. Our products are sold primarily through a network of Company-owned and licensee-owned branded stores under the Bassett Home Furnishings ("BHF") name, with additional distribution through other wholesale channels including multi-line furniture stores, many of which feature Bassett galleries or design centers, specialty stores and mass merchants. We were founded in 1902 and incorporated under the laws of Virginia in 1930. Our rich 111-year history has instilled the principles of quality, value, and integrity in everything that we do, while simultaneously providing us with the expertise to respond to ever-changing consumer tastes and to meet the demands of a global economy.

With 89 BHF stores at November 30, 2013, we have leveraged our strong brand name in furniture into a network of corporate and licensed stores that focus on providing consumers with a friendly environment for buying furniture and accessories. We created our store program in 1997 to provide a single source home furnishings retail store that provides a unique combination of stylish, quality furniture and accessories with a high level of customer service. The store features custom order furniture ready for delivery in less than 30 days, more than 1,000 upholstery fabrics, free in-home design visits, and coordinated decorating accessories. We believe that our capabilities in custom furniture have become unmatched in recent years. Our manufacturing team takes great pride in the breadth of its options, the precision of its craftsmanship, and the speed of its delivery. The selling philosophy in the stores is based on building strong long term relationships with each customer. Sales people are referred to as Design Consultants and are each trained to evaluate customer needs and provide comprehensive solutions for their home decor. We continue to strengthen the sales and design talent within our Company-owned retail stores. Our Design Consultants undergo extensive Design Certification training. This training has strengthened their skills related to our house call and design business, and is intended to increase business with our most valuable customers.

In order to reach markets that cannot be effectively served by our retail store network, we also distribute our products through other wholesale channels including multi-line furniture stores, many of which feature Bassett galleries or design centers, specialty stores and mass merchants. We use a network of over 25 independent sales representatives who have stated geographical territories. These sales representatives are compensated based on a standard commission rate. We believe this blended strategy provides us the greatest ability to effectively distribute our products throughout the United States and ultimately gain market share.

In September of 2011, we announced the formation of a strategic partnership with HGTV (Home and Garden Television), a division of Scripps Networks, LLC, which combines our 111 year heritage in the furniture industry with the penetration of 99 million households in the United States that HGTV enjoys today. This alliance encompasses strategies for both the BHF store network and other open market sales channels. For the store network, the in-store design centers have been co-branded with HGTV to more forcefully market the concept of a "home makeover", an important point of differentiation for our stores that also mirrors much of the programming content on the HGTV network. We believe the new co-branded design centers coupled with the targeted national advertising on HGTV have played a key role in our improved comparable store sales since their introduction following the third quarter of 2012. In addition, we have developed, in conjunction with HGTV, a new line of furniture that contains only the HGTV® HOME Collection brand and is primarily marketed through select furniture retailers. The HGTV® HOME Collection furniture line currently consists of several wood collections with complementary upholstered furniture offerings. Currently, over 30 retailers with over 90 floors have the new furniture line. During late 2013, we began offering this line of furniture on Wayfair.com, the leading e-commerce site for home furnishings. During fiscal 2013, approximately 3.1% of our wholesale shipments were HGTV® HOME Collection branded furniture. This line of furniture is not available in the BHF store network.

The following table summarizes the changes in store count during fiscal 2013:

	November 24, 2012	Openings*	Closed	Transfers	November 30, 2013
Company-owned stores	53	3	(1)	-	55
Licensee-owned stores	33	2	(1)	-	34
Total	86	5	(2)	-	89

*Does not include openings and closures due to relocation of existing stores within a market.

(In thousands, except share and per share data)

In fiscal 2013, we began a program to increase the Company-owned retail store count and relocate a number of first generation stores to better locations. This program includes opening nine new stores and relocating six existing stores in 2013 and 2014. As a result, we spent $8,059 in capital expenditures for new and relocated stores in 2013 and expect to spend a comparable amount in 2014. During 2013, stores in the following locations were opened or relocated:

New Stores	Store Relocations
Dallas, Texas	Newington, Connecticut
Raleigh, North Carolina	Irvine, California
Birmingham, Alabama	

During 2014, we expect to open or relocate stores in the following locations:

New Stores	Store Relocations
Forth Worth, Texas (opened 12/13)	Boston, Massachusetts
Westport, Connecticut (opened 12/13)	Little Rock, Arkansas
Annapolis, Maryland (opened 12/13)	San Antonio, Texas
Burlington, Massachusetts	Southlake, Texas
Hartsdale, New York	
Rockville, Maryland	

As with any retail operation, prior to opening a new store we incur such expenses as rent, training costs and other payroll related costs. These costs generally range between $100 to $200 per store depending on the overall rent costs for the location and the period between the time when we take possession of the physical store space and the time of the store opening. Generally, rent payments between time of possession and opening of a new store are deferred and therefore rent costs recognized during that time do not require cash. Inherent in our retail business model, we also incur significant losses in the first two to three months of operation following a new store opening. Similar to other furniture retailers, we do not recognize a sale in the income statement until the furniture is delivered to our customer. Because our retail business model does not involve maintaining a stock of retail inventory that would result in quick delivery, and because of the custom nature of our furniture offerings, delivery to our customers usually does not occur until 30 days after an order is placed. We generally require a deposit at the time of order and collect the remaining balance when the furniture is delivered at which time the sale is recorded in the income statement. Coupled with the previously discussed store pre-opening costs, total start-up losses can range from $300 to $400 per store. While this expansion is initially costly to our operating results, we believe our site selection and new store presentation will generally result in locations that operate at or above a retail break-even level within 12 months of their opening. Even as these stores ramp up to break-even, we are realizing additional wholesale sales volume that will leverage the fixed costs in our wholesale business. We expect to continue opening and relocating stores at a slower pace after 2014.

Our wholesale operations include an upholstery plant in Newton, North Carolina that produces a wide range of upholstered furniture. We believe that we are an industry leader with our quick-ship custom upholstery offerings. We also operate a custom dining manufacturing facility in Martinsville, Va. Most of our wood furniture and certain of our upholstery offerings are sourced through several foreign plants, primarily in Vietnam, Indonesia and China. We define imported product as fully finished product that is sourced internationally. For fiscal 2013, approximately 46% of our wholesale sales were of imported product compared to 50% for fiscal 2012.

Traffic to our website, www.bassettfurniture.com, continues to grow. The ultimate goal of our digital strategy is to drive traffic to our retailers while deepening interactions with our consumers. Understanding that more and more consumers are using the web to research before making a purchase, we have worked diligently to enhance our online presence by making it easier for consumers to browse our wide array of goods and build custom furniture. In 2014, we will continue to make improvements to our website and increase our social media presence to drive more visitors to our website and more qualified prospects to our stores. While sales through our website are currently not material, they have increased significantly in the last several years. We are leveraging our Company-owned and licensed store network to handle delivery and customer service for orders placed online.

(In thousands, except share and per share data)

Prior to 2012, we incurred significant bad debt and notes receivable valuation charges resulting from the difficult economic conditions then facing our industry. Beginning during the second half of 2011 this trend in bad debt and notes receivable valuation charges improved significantly, and we have only incurred bad debt charges of $361 and $376 for fiscal 2013 and 2012, respectively, compared with $13,490 for fiscal 2011, reflecting improved credit positions with our current fleet of licensees. We believe that the current level of bad debt and notes receivable valuation charges is more indicative of the expected trend of future charges.

Analysis of Operations

Our fiscal year ends on the last Saturday of November, which periodically results in a 53-week year. Fiscal 2013 contained 53 weeks, while fiscal 2012 and 2011 each contained 52 weeks. Net sales, gross profit, selling, general and administrative (SG&A) expense, bad debt and notes receivable valuation charges, new store pre-opening costs, other charges, and income (loss) from operations were as follows for the years ended November 30, 2013, November 24, 2012 and November 26, 2011:

	2013		2012		2011	
Net sales	$ 321,286	100.0%	$ 269,672	100.0%	$ 253,208	100.0%
Gross profit	165,994	51.7%	141,322	52.4%	127,566	50.4%
SG&A	154,957	48.2%	134,425	49.8%	121,933	48.2%
Bad debt and notes receivable valuation charges	361	0.1%	376	0.1%	13,490	5.3%
New store pre-opening costs	671	0.2%	371	0.1%	90	0.0%
Other charges	-	0.0%	1,070	0.4%	12,675	5.0%
Income (loss) from operations	$ 10,005	3.1%	$ 5,080	2.0%	$ (20,622)	-8.1%

Sales for fiscal 2013 were $321,286 as compared to $269,672 for 2012 and $253,208 for 2011, representing increases of 19% and 6.5%, respectively. As noted above, fiscal 2013 contained 53 weeks while fiscal 2012 contained 52 weeks. On an average weekly basis, sales for 2013 increased 17% over 2012. This trend primarily reflects the increase in the number of stores owned and operated by us, as well as growth in our wholesale shipments outside of our licensee network. Our consolidated net sales by segment were as follows:

	2013	2012	2011
Wholesale	$ 215,451	$ 185,187	$ 177,372
Retail	199,380	171,633	147,961
Inter-company elimination	(93,545)	(87,148)	(72,125)
Consolidated net sales	$ 321,286	$ 269,672	$ 253,208

Gross margins for fiscal 2013, 2012, and 2011 were 51.7%, 52.4%, and 50.4%, respectively. Gross margins for fiscal 2013 were lower than for 2012 primarily due to the increased share of sales to the open market relative to sales through the Company-owned store network. Sales through our Company-owned stores capture both the wholesale gross margin (32.9% for the 2013) as well as an additional retail gross margin (48.4% for 2013) upon final sale to the customer, resulting in a considerably higher gross margin on a consolidated basis for sales through our Company-owned stores as compared with the wholesale margin realized from sales to the open market. The margin increase for 2012 over 2011 is primarily attributable to additional retail markup realized as the result of the continued expansion of our Company-owned store network in our retail segment. Selling, general and administrative expenses, excluding bad debt and notes receivable valuation charges and new store pre-opening costs, increased $20,532 in 2013 as compared to 2012 due primarily to the increased number of Company-owned stores and planned higher marketing and advertising costs to drive continued sales growth. SG&A increased $12,492 in 2012 as compared to 2011 primarily due to the increase in the number of Company-owned retail stores as each additional store opening or acquisition results in. The incremental SG&A expenses associated with each new store, which include incremental fixed overhead costs, primarily associated with local store personnel, occupancy costs and warehousing expenses, will be ongoing. In addition, wholesale SG&A increased in 2012 over 2011 primarily due to spending associated with the development of our HGTV initiative. Bad debt and notes receivable valuation charges for fiscal 2013 were

(In thousands, except share and per share data)

comparable to those of 2012, averaging approximately 0.1% of net sales each year. Bad debt and notes receivable valuation charges for 2012 decreased from the prior year by $13,114, reflecting the improved credit positions of our current fleet of licensees. During fiscal 2011 we acquired nine stores from four licensees and closed six stores with three other licensees. Following the takeover or closure of these troubled licensee-owned stores, our bad debt and notes receivable valuation charges have averaged approximately $120 per quarter since the third quarter of 2011. We believe that this average level of bad debt and notes receivable valuation charges is more indicative of the expected trend of future charges.

The following table presents certain significant items that have negatively impacted our results of operations. We believe these items should be considered separately in order to understand and evaluate our results and trends. See note 15 of our Consolidated Financial Statements for additional information regarding these charges:

	2013	2012	2011
Restructuring and impaired asset charges:			
Impairment of leasehold improvements	$ -	$ 123	$ 1,156
Asset impairment charge associated with closed plants	-	588	1,312
Severance & other restructuring	-	-	32
Lease exit costs	-	359	3,728
Licensee debt cancellation charges	-	-	6,447
Total charges and costs	$ -	$ 1,070	$ 12,675

Certain other items affecting comparability between periods are discussed below in "Investments and Real Estate Segment and Other Items Affecting Net Income.

Segment Information

We have strategically aligned our business into three reportable segments as described below:

- **Wholesale.** The wholesale home furnishings segment is involved principally in the design, manufacture, sourcing, sale and distribution of furniture products to a network of Bassett stores (Company-owned and licensee-owned retail stores) and independent furniture retailers. Our wholesale segment includes our wood and upholstery operations as well as all corporate selling, general and administrative expenses, including those corporate expenses related to both Company- and licensee-owned stores. We eliminate the sales between our wholesale and retail segments as well as the imbedded profit in the retail inventory for the consolidated presentation in our financial statements.

- **Retail – Company-owned Stores.** Our retail segment consists of Company-owned stores and includes the revenues, expenses, assets and liabilities (including real estate) and capital expenditures directly related to these stores.

- **Investments and Real Estate.** Our investments and real estate segment consists of our short-term investments, our holdings of real estate leased or previously leased to licensees, and our equity investment in Zenith. We also hold an investment in Fortress, which we fully reserved during the first quarter of 2012. Although this segment does not have operating earnings, income or loss from the segment is included in other income (loss), net, in our consolidated statements of income. During fiscal 2011 we sold our equity interest in IHFC; therefore other income included the gain on the sale of our interest as well as our equity in the income of IHFC for fiscal 2011 through the date of the sale.

(In thousands, except share and per share data)

The following tables illustrate the effects of various intercompany eliminations on income (loss) from operations in the consolidation of our segment results:

	Year Ended November 30, 2013*				
	Wholesale	Retail	Eliminations		Consolidated
Net sales	$ 215,451	$ 199,380	$ (93,545)	(1)	$ 321,286
Gross profit	70,812	96,469	(1,287)	(2)	165,994
SG&A expense	59,568	97,250	(1,861)	(3)	154,957
Bad debt and notes receivable valuation charges	361	-	-		361
New store pre-opening costs	-	671	-		671
Income (loss) from operations (4)	$ 10,883	$ (1,452)	$ 574		$ 10,005

	Year Ended November 24, 2012*				
	Wholesale	Retail	Eliminations		Consolidated
Net sales	$ 185,187	$ 171,633	$ (87,148)	(1)	$ 269,672
Gross profit	59,817	82,361	(856)	(2)	141,322
SG&A expense	51,941	84,057	(1,573)	(3)	134,425
Bad debt and notes receivable valuation charges	376	-	-		376
New store pre-opening costs	-	371	-		371
Income (loss) from operations (4)	$ 7,500	$ (2,067)	$ 717		$ 6,150

	Year Ended November 26, 2011*				
	Wholesale	Retail	Eliminations		Consolidated
Net sales	$ 177,372	$ 147,961	$ (72,125)	(1)	$ 253,208
Gross profit	57,804	69,862	(100)	(2)	127,566
SG&A expense	48,708	74,267	(1,042)	(3)	121,933
Bad debt and notes receivable valuation charges	13,490	-	-		13,490
New store pre-opening costs	-	90	-		90
Income (loss) from operations (4)	$ (4,394)	$ (4,495)	$ 942		$ (7,947)

(1) Represents the elimination of sales from our wholesale segment to our Company-owned BHF stores.
(2) Represents the change for the period in the elimination of intercompany profit in ending retail inventory.
(3) Represents the elimination of rent paid by our retail stores occupying Company-owned real estate.
(4) Excludes the effects of restructuring and impairment charges, lease exit costs, and, with respect to the 2011 period, licensee debt cancellation charges. These charges are not allocated to our segments.

* 53 weeks for fiscal 2013 as compared with 52 weeks for fiscal 2012 and 2011.

(In thousands, except share and per share data)

Wholesale Segment

Net sales, gross profit, selling, general and administrative (SG&A) expense, bad debt and notes receivable, and operating income (loss) from operations for our Wholesale Segment were as follows for the years ended November 30, 2013, November 24, 2012 and November 26, 2011:

	2013		2012		2011	
Net sales	$ 215,451	100.0%	$ 185,187	100.0%	$ 177,372	100.0%
Gross profit	70,812	32.9%	59,817	32.3%	57,804	32.6%
SG&A	59,568	27.6%	51,941	28.0%	48,708	27.5%
Bad debt and notes receivable valuation charges	361	0.2%	376	0.2%	13,490	7.6%
Income (loss) from operations	$ 10,883	5.1%	$ 7,500	4.0%	$ (4,394)	-2.5%

Wholesale shipments by category for the last three fiscal years are summarized below:

	2013		2012		2011	
Wood	$ 87,935	40.8%	$ 78,194	42.2%	$ 77,410	43.6%
Upholstery	125,403	58.2%	105,377	56.9%	98,577	55.6%
Other	2,113	1.0%	1,616	0.9%	1,385	0.8%
Total	$ 215,451	100.0%	$ 185,187	100.0%	$ 177,372	100.0%

Fiscal 2013 as Compared to Fiscal 2012

Net sales for the wholesale segment were $215,451 for 2013 as compared to $185,187 for 2012, an increase of $30,264, or 16%. On an average weekly basis (normalizing for the extra week in fiscal 2013), wholesale net sales increased 14%. Wholesale shipments to the open market (outside the Bassett Home Furnishings store network) for 2013 increased 38% and shipments to the Bassett Home Furnishings store network increased by 6.3% compared to 2012. This increase in open market shipments was driven by growth in the juvenile and traditional distribution channels along with increases from the HGTV open market business. Gross margins for the wholesale segment were 32.9% for 2013 as compared to 32.3% for 2012. Margin improvement in the upholstery operations resulting from greater leverage of fixed costs due to increased sales volumes were partially offset by lower margins in the wood business from increased discounting of discontinued product. Wholesale SG&A increased $7,627 to $59,568 for 2013 as compared to $51,941 for 2013. SG&A costs as a percentage of sales decreased to 27.6% as compared to 28.0% for 2012. Profit improvement from leveraging fixed SG&A costs through higher sales volumes was partially offset by planned increased marketing and advertising costs of $1,072 to drive continued sales growth.

Fiscal 2012 as Compared to Fiscal 2011

Net sales for the wholesale segment were $185,187 for 2012 as compared to $177,372 for 2011, an increase of 4.4%. Wholesale shipments to the BHF store network increased 0.7% while shipments outside of the network increased 15.4%. The slight increase in sales to the store network came in spite of a decline in the total number of BHF stores. The increase in the wholesale shipments outside the network was primarily due to an 18% increase in the traditional channel partially offset by lower shipments to a significant national account customer. Gross margins for the wholesale segment were 32.3% for 2012, down slightly from the gross margin of 32.6% for 2011. Wholesale SG&A, excluding bad debt and notes receivable valuation charges, increased $3,233 to $51,941 for 2012 as compared to $48,708 for 2011. As a percentage of net sales, SG&A increased 0.5 percentage points to 28.0% for 2012 as compared to 27.5% for 2011. This increase was primarily due `to incremental marketing spend of $1,478 associated with the development of the HGTV initiative and a temporary showroom in High Point to display the new HGTV furniture. This increase was partially offset by improved leverage of fixed costs associated with higher sales. We recorded $376 of bad debt and notes receivable valuation charges during 2012 as compared with $13,490 for 2011, which reflected the improved credit positions with our fleet of licensees following a period during which we had taken over or closed a number of troubled licensee stores through the first half of fiscal 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued
(In thousands, except share and per share data)

The bad debt and notes receivable valuation charges which we have experienced since the third quarter of 2011 have averaged approximately $120 per quarter. We believe that this average level of bad debt and notes receivable valuation charges is more indicative of the expected trend of future charges.

Wholesale Backlog

The dollar value of our wholesale backlog, representing orders received but not yet delivered to dealers and Company stores as of November 30, 2013, November 24, 2012, and November 26, 2011, was as follows:

	2013	2012	2011
Year end wholesale backlog	$ 11,916	$ 11,988	$ 10,325

Retail Segment – Company Owned Stores

Net sales, gross profit, selling, general and administrative (SG&A) expense, new store pre-opening costs and operating loss for our Retail Segment were as follows for the years ended November 30, 2013, November 24, 2012 and November 26, 2011:

	2013		2012		2011	
Net sales	$ 199,380	100.0%	$ 171,633	100.0%	$ 147,961	100.0%
Gross profit	96,469	48.4%	82,361	48.0%	69,862	47.2%
SG&A	97,250	48.8%	84,057	49.0%	74,267	50.2%
New store pre-opening costs	671	0.3%	371	0.2%	90	0.1%
Loss from operations	$ (1,452)	-0.7%	$ (2,067)	-1.2%	$ (4,495)	-3.0%

The following tables present operating results on a comparable store basis for each comparative set of periods. Table A compares the results of the 47 stores that were open and operating for all of 2013 and 2012. Table B compares the results of the 40 stores that were open and operating for all of 2012 and 2011.

Comparable Store Results:

	Table A: 2013 vs 2012 (47 Stores)				Table B: 2012 vs 2011 (40 Stores)			
	2013		2012		2012		2011	
Net sales	$168,968	100.0%	$ 157,006	100.0%	$ 140,345	100.0%	$128,580	100.0%
Gross profit	82,072	48.6%	75,650	48.2%	67,875	48.4%	62,180	48.4%
SG&A expense	81,265	48.1%	76,500	48.7%	67,835	48.3%	64,191	49.9%
Income (loss) from operations	$ 807	0.5%	$ (850)	-0.5%	$ 40	0.0%	$ (2,011)	-1.6%

(In thousands, except share and per share data)

The following tables present operating results for all other stores which were not comparable year-over-year, each table including the results of stores that either opened or closed at some point during the 24 months of each comparative set of periods.

All Other (Non-Comparable) Store Results:

	2013 vs 2012 All Other Stores				2012 vs 2011 All Other Stores			
	2013		2012		2012		2011	
Net sales	$ 30,412	100.0%	$ 14,627	100.0%	$ 31,288	100.0%	$ 19,381	100.0%
Gross profit	14,397	47.3%	6,711	45.9%	14,486	46.3%	7,682	39.6%
SG&A expense	15,985	52.6%	7,557	51.7%	16,222	51.8%	10,076	52.0%
New store pre-opening costs	671	2.2%	371	2.5%	371	1.2%	90	0.5%
Loss from operations	$ (2,259)	-7.4%	$ (1,217)	-8.3%	$ (2,107)	-6.7%	$ (2,484)	-12.8%

Fiscal 2013 as Compared to Fiscal 2012

Net sales for the 55 Company-owned stores were $199,380 for fiscal 2013 as compared to $171,633 for 2012, an increase of $27,747 or 16.2%. The increase was comprised of an $11,962 or 7.6% increase in comparable store sales and a $15,785 increase in non-comparable store sales. On an average weekly basis (normalizing for the extra week in the first quarter of 2013), comparable store sales increased 5.6%. While we do not recognize sales until goods are delivered to the consumer, we track written sales (the retail dollar value of sales orders taken, rather than delivered) as a key store performance indicator. Written sales for comparable stores increased by 9.0% for fiscal 2013 as compared to 2012. On an average weekly basis, written sales increased 7.0% over the prior year.

The operating loss for the 55 Company-owned stores for fiscal 2013 was $1,452 million as compared to an operating loss of $2,067 for 2012. The 47 comparable stores generated operating income of $807 for 2013 as compared to a loss of $850 for the prior year. Gross margins at our comparable stores improved to 48.6% compared to 48.2% in the prior year due primarily to improved pricing strategies, partially offset by a concerted effort during the first half of 2013 to reduce clearance inventory levels. SG&A expenses for comparable stores increased $4,765 to $81,265 or 48.1% of sales as compared to 48.7% for 2012. This decrease as a percent of sales is due to increased sales volumes leveraging fixed costs partially offset by planned increased retail overhead investments as we manage growth in store count.

Losses from the non-comparable stores in 2013 were $2,259 which includes $671 of costs prior to the opening of three stores during the year and four other stores that will be opening in the first quarter of 2014. These costs include rent, training costs and other payroll-related costs specific to a new store location incurred during the period leading up to its open and generally range between $100 to $200 per store based on the overall rent costs for the location and the period between the time when the Company takes possession of the physical store space and the time of the store opening. Also included in the non-comparable store loss are post-opening losses from the store openings. We incur losses in the first two to three months of operation following a store opening as sales are not recognized in the income statement until the furniture is delivered to its customers resulting in operating expenses without the normal sales volume. Because we do not maintain a stock of retail inventory that would result in quick delivery, and because of the custom nature of the furniture offerings, such deliveries are generally not made until after 30 days from when the furniture is ordered by the customer. Coupled with the pre-opening costs, total start-up losses typically amount to $300 to $400 per store. Also included in the 2013 non-comparable stores are the operations of stores opened or acquired during 2012.

Each addition to our Company-owned store network results in incremental fixed overhead costs, primarily associated with local store personnel, occupancy costs and warehousing expenses. The incremental SG&A expenses associated with each new store will be ongoing.

(In thousands, except share and per share data)

Fiscal 2012 as Compared to Fiscal 2011

Our Company-owned stores had sales of $171,633 in fiscal 2012 as compared to $147,961 in fiscal 2011, an increase of 16.0%. The increase was comprised of an $11,765, or 9.1%, increase in comparable store sales, along with an $11,907 increase in non-comparable store sales. Contributing to the improvement in comparable store sales were the successful introduction of new products during the second half of 2012, improved merchandising in our stores and improvements in the quality and training of the design associates who sell our products. In addition, a general improvement in the retail environment in combination with targeted advertising also produced increased traffic through our stores. While we do not recognize sales until goods are delivered to the customer, we track written sales (the dollar value of sales orders taken, rather than delivered) as a key store performance indicator. Written sales for comparable stores increased by 10.6% for fiscal 2012 as compared to fiscal 2011.

The operating loss for the 53 Company-owned stores for fiscal 2012 was $2,067 million as compared to an operating loss of $4,495 for 2011. The 40 comparable stores generated operating income of $40 for 2012 as compared to a loss of $2,011 for the prior year. Gross margins at our comparable stores for 2012 were unchanged from the prior year at 48.4%. SG&A expenses for comparable stores increased $3,644 to $67,835 or 48.3% of sales as compared to 49.9% for 2011. This decrease as a percent of sales is due to increased sales volumes leveraging fixed costs.

Losses from the non-comparable stores in 2012 were $2,107 which includes $371 of costs prior to the opening of three stores during the year and one other store that opened in the first quarter of 2013. These costs include rent, training costs and other payroll-related costs specific to a new store location incurred during the period leading up to its open and generally range between $100 to $200 per store based on the overall rent costs for the location and the period between the time when the Company takes possession of the physical store space and the time of the store opening. Also included in the non-comparable store loss are post-opening losses from the store openings. We incur significant losses in the first two to three months of operation following a store opening as sales are not recognized in the income statement until the furniture is delivered to its customers resulting in operating expenses without the normal sales volume. Because we do not maintain a stock of retail inventory that would result in quick delivery, and because of the custom nature of the furniture offerings, such deliveries are generally not made until after 30 days from when the furniture is ordered by the customer. Coupled with the pre-opening costs, total start-up losses typically amount to $300 to $400 per store. Also included in the 2012 non-comparable stores are the operations of stores acquired during 2011.

Retail Comparable Store Sales Increases

The following table provides year-over-year comparable store sales increases for the last three fiscal years. Due to fiscal 2013 containing 53 weeks, we have also provided such changes on an average weekly basis for comparability purposes.

	2013	2012	2011
As reported:			
Delivered	7.6%	9.1%	4.8%
Written	9.0%	10.6%	2.9%
Average weekly basis:			
Delivered	5.6%	9.1%	4.8%
Written	7.0%	10.6%	2.9%

Retail Backlog

The dollar value of our retail backlog, representing orders received but not yet delivered to customers as of November 30, 2013, November 24, 2012, and November 26, 2011, was as follows:

	2013	**2012**	**2011**
Year end retail backlog	$ 22,483	$ 18,180	$ 14,101
Retail backlog per open store	$ 409	$ 343	$ 288

(In thousands, except share and per share data)

Investments and Real Estate Segment and Other Items Affecting Net Income

At November 30, 2013, our investments and real estate segment consists of our short-term investments, our holdings of retail real estate leased or previously leased as licensee stores and our equity investment in Zenith. Previously, this segment had also included our investments in marketable securities (which were liquidated during the fourth quarter of fiscal 2012), our investment in the Fortress Value Recovery Fund I, LLC ("Fortress", which was fully impaired during the first quarter of fiscal 2012), and our equity investment in IHFC (sold during the second quarter of fiscal 2011). Although this segment does not have operating earnings, income or loss from the segment is included in other income in our consolidated statements of income. As more fully discussed under "Liquidity and Capital Resources" below, our entire investment in IHFC was sold during the second quarter of 2011 resulting in a gain of $85,542.

We own 49% of Zenith Freight Lines, LLC ("Zenith"), which provides domestic transportation and warehousing services primarily to furniture manufacturers and distributors and also provides home delivery services to furniture retailers. We have contracted with Zenith to provide for substantially all of our domestic freight, transportation and warehousing needs for the wholesale business. In addition, Zenith provides home delivery services for several of our Company-owned retail stores. We believe our partnership with Zenith allows us to focus on our core competencies of manufacturing and marketing home furnishings. Zenith focuses on offering Bassett customers best-of-class service and handling. We consider the expertise that Zenith exhibits in logistics to be a significant competitive advantage for us. In addition, we believe that Zenith is well positioned to take advantage of current growth opportunities for providing logistical services to the furniture industry. At November 30, 2013 and November 24, 2012, our investment in Zenith was $7,254 and $6,484, respectively.

(In thousands, except share and per share data)

Investments and real estate income (loss) and other items affecting net income for fiscal 2013, 2012 and 2011 are as follows:

	2013	2012	2011
Gain on sale of IHFC (1)	$ -	$ -	$ 85,542
Income from unconsolidated affiliated companies, net (1)	770	347	1,840
Income from Continued Dumping & Subsidy Offset Act (2)	-	9,010	765
Other than temporary impairment of investments (3)	-	(806)	-
Interest expense (4)	(255)	(295)	(912)
Retail real estate impairment charges (5)	(416)	-	(3,953)
Lease exit costs (5)	-	-	(837)
Loan and lease guarantee (expense) recovery (6)	(40)	41	(1,282)
Gain on mortgage settlements (7)	-	-	1,305
Investment income (8)	99	453	163
Other	(1,976)	(1,816)	(2,258)
Total other income (loss), net	$ (1,818)	$ 6,934	$ 80,373

(1) See note 10 to the Consolidated Financial Statements for information related to our gain on the sale of IHFC as well as information related to our income from unconsolidated affiliated companies.
(2) See note 8 to the Consolidated Financial Statements for information related to our income from the Continued Dumping and Subsidy Offset Act ("CDSOA").
(3) Represents the full impairment of our investment in Fortress. See note 7 to the Consolidated Financial Statements for additional information.
(4) Our interest expense consists primarily of interest on our retail real estate mortgage obligations. This expense has been declining steadily as those obligations have been repaid.
(5) See note 15 to the Consolidated Financial Statements for additional information related to impairment charges and lease exit costs related to our retail real estate.
(6) Loan and lease guarantee expense consists of adjustments to our reserves for the net amount of our estimated losses on loan and lease guarantees that we have entered into on behalf of our licensees. The recovery (expense) recognized for fiscal 2013, 2012 and 2011 reflects the changes in our estimates of the risk that we may have to assume the underlying obligations with respect to our guarantees.
(7) See note 12 to the Consolidated Financial Statements for information related to the gain on mortgage settlements during fiscal 2011.
(8) Investment income for fiscal 2013 includes only interest income from cash equivalents and short term investments. Fiscal 2012 and 2011 include both interest income and net realized gains from the sale of marketable securities.

Provision for Income taxes

We recorded an income tax provision (benefit) of $3,091, $(14,699) and $4,409 in fiscal 2013, 2012 and 2011, respectively. For fiscal 2013, our effective tax rate of approximately 37.8% differs from the statutory rate of 34.0% primarily due to the effects of state income taxes and permanent differences arising from non-deductible expenses. For fiscal 2012, our effective tax rate of approximately (122.3)% differs from the statutory rate of 35.0% primarily due to the reversal of the majority of the valuation allowance on existing deferred tax assets, resulting in a credit to income of $18,704. For fiscal 2011, our effective tax rate of 7.3% differed from the statutory rate of 35.0% primarily due to our utilization of net operating loss carryforwards and credits to significantly offset the taxable gain on the sale of our investment in IHFC, resulting in a benefit of $6,341 against our tax provision. See note 11 to the Consolidated Financial Statements for additional information regarding our income tax provision (benefit), as well as our net deferred tax assets and other matters.

We have net deferred tax assets of $15,152 as of November 30, 2013, which, upon utilization, are expected to reduce our cash outlays for income taxes in future years. It will require approximately $43,000 of future taxable income to utilize our net deferred tax assets.

(In thousands, except share and per share data)

Liquidity and Capital Resources

We are committed to maintaining a strong balance sheet in order to weather difficult industry conditions, to allow us to take advantage of opportunities as market conditions improve, and to execute our long-term retail strategies.

With significant additional liquidity provided by the sale of our interest in IHFC in fiscal 2011, the final distribution of funds from the CDSOA in fiscal 2012, and the continued growth of our sales from the low point reached during the recession, we have strengthened our balance sheet and have seen a return to operating profitability.

<u>*Sale of IHFC & Final Distribution of CDSOA Funds*</u>

During the second quarter of fiscal 2012, we received $9,010 representing our share of the final distribution of duties that had been withheld by U.S. Customs and Border Protection under the Continued Dumping and Subsidy Offset Act. See note 8 to the Consolidated Financial Statements for additional information regarding the CDSOA final distribution and claims that could possibly result in the return of some or all of this distribution.

On May 2, 2011, we completed the sale of our investment in IHFC, receiving cash proceeds of $69,152 upon closing and recording a gain of $85,542. We received $1,410 during the first quarter of 2012 representing the release of proceeds held in escrow related to a tax audit of IHFC which has since been closed. During the first quarter of 2013, we received $2,348 representing the release of proceeds held in escrow to indemnify the purchaser with respect to various contingencies; an additional amount of $2,348 remains in escrow which, provided it is not used for contingencies, will be due for release to us during 2014. Currently, we have no reason to believe that any obligations will arise out of such contingencies and therefore expect that the escrowed funds, along with earnings thereon, will be released to us in their entirety as scheduled. See note 10 to the Consolidated Financial Statements for additional information regarding the sale of IHFC.

With the additional liquidity provided by these events, we have retired certain debt and other long-term obligations, settled various closed stores and idle facilities obligations, resumed paying a quarterly dividend, began buying back stock and paid additional special dividends totaling $1.95 per share. We have also invested $27,853 million in property and equipment during the three years ended November 30, 2013, including investments in new store locations, store repositioning and store remodeling, as well as the purchase and implementation of a new retail data processing system. We will continue to evaluate appropriate uses of available cash which may include more of such items previously listed along with future working capital needs and investments in new or repositioned Company-owned stores.

Cash Flows

Cash provided by operations for fiscal 2013 was $10,640 compared to cash provided by operations of $7,956 for 2012, an increase of $2,684. Excluding the final distribution of CDSOA funds which we received from Customs during April of 2012, our cash provided by operations for 2013 would have increased over the comparable prior year period by $11,694, primarily the result of improved income from operations, partially offset by the payment of a litigation settlement in the amount of $1,700 during the third quarter of fiscal 2013 arising from the Colonial Trading, Inc. breach of contract case.

Our overall cash position declined by $32,833 during fiscal 2013 primarily as a result of investing activities. Cash used by investing activities during 2013 was $39,032, primarily for the purchase of short-term investments consisting of certificates of deposit with maturities averaging less than one year, capital expenditures for new retail stores, store repositioning and store remodeling, and the purchase and implementation of a new retail data processing system. These expenditures were partially offset by the collection of escrowed funds from the 2011 sale of IHFC and proceeds from the disposition of properties no longer used in operations. Cash used in financing activities totaled $4,441, consisting primarily of dividend payments and repurchases of our common stock. With cash and cash equivalents and short-term investments totaling $40,858 on hand at November 30, 2013, we believe we have sufficient liquidity to fund operations for the foreseeable future.

(In thousands, except share and per share data)

Debt and Other Obligations

On December 18, 2012, we entered into a new credit facility with our bank extending us a line of credit of up to $15,000. This new line is secured by our accounts receivable and inventory. The new facility contains certain covenants requiring us to maintain certain key financial ratios. We are in compliance with all covenants under the agreement and expect to remain in compliance for the foreseeable future. At November 30, 2013, we had $1,366 outstanding under standby letters of credit.

We have two mortgages totaling $2,746 outstanding as of November 30, 2013. We expect to satisfy the remaining mortgage obligations using cash flow from operations or our available cash on hand.

We lease land and buildings that are used in the operation of our Company-owned retail stores as well as in the operation of licensee-owned stores. We had obligations of $96,421 at November 30, 2013 for future minimum lease payments under non-cancelable operating leases having remaining terms in excess of one year. We also have guaranteed certain lease obligations of licensee operators. Remaining terms under these lease guarantees range from approximately two to six years. We were contingently liable under licensee lease obligation guarantees in the amount of $3,698 at November 30, 2013.

Dividends and Share Repurchases

During fiscal 2013, we declared four quarterly dividends totaling $2,393, or $0.22 per share, and one special dividend of $2,172, or $0.20 per share. Cash dividend payments to our shareholders during fiscal 2013 totaled $2,935. We also repurchased 126,100 shares of our stock for $1,750 under our share repurchase program. The weighted-average effect of these share repurchases upon our basic and diluted earnings per share in 2013 was not material.

Capital Expenditures

We currently anticipate that total capital expenditures for fiscal 2014, net of expected landlord reimbursements for new store build-out costs, will be approximately $13 million which will be used primarily for the build out of new stores and the remodeling of existing Company-owned stores. Our capital expenditure and working capital requirements in the foreseeable future may change depending on many factors, including but not limited to the overall performance of the new stores, our rate of growth, our operating results and any adjustments in our operating plan needed in response to industry conditions, competition or unexpected events. We believe that our existing cash, together with cash from operations, will be sufficient to meet our capital expenditure and working capital requirements for the foreseeable future.

Fair Value Measurements

We account for items measured at fair value in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures*. ASC 820's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions. ASC 820 classifies these inputs into the following hierarchy:

Level 1 Inputs– Quoted prices for identical instruments in active markets.

Level 2 Inputs– Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs– Instruments with primarily unobservable value drivers.

We believe that the carrying amounts of our current assets and current liabilities approximate fair value due to the short-term nature of these items. The recurring estimate of the fair value of our mortgages payable for disclosure purposes (see Note 12 to the Consolidated Financial Statements) involves Level 3 inputs. Our primary non-recurring fair value estimates, typically involving the valuation of business acquisitions (see Note 9 to the Consolidated Financial Statements) and asset impairments (see Note 15 to the Consolidated Financial Statements) have utilized Level 3 inputs.

(In thousands, except share and per share data)

Contractual Obligations and Commitments

We enter into contractual obligations and commercial commitments in the ordinary course of business (See Note 17 to the Consolidated Financial Statements for a further discussion of these obligations). The following table summarizes our contractual payment obligations and other commercial commitments and the fiscal year in which they are expected to be paid.

	2014	2015	2016	2017	2018	Thereafter	Total
Post employment benefit obligations (1)	$ 1,183	$ 1,120	$ 1,070	$ 1,003	$ 963	$ 9,866	$ 15,205
Real estate notes payable	279	299	319	341	365	1,143	2,746
Other obligations & commitments	850	900	900	200	100	400	3,350
Contractual advertising	2,500	2,500	2,500	-	-	-	7,500
Interest payable	176	157	137	115	91	110	786
Letters of credit	1,366	-	-	-		-	1,366
Operating leases (2)	18,053	16,077	13,089	10,708	8,823	29,671	96,421
Lease guarantees (4)	1,451	792	737	435	423	-	3,838
Purchase obligations (3)	-	-	-	-		-	-
Total	$ 25,858	$ 21,845	$ 18,752	$ 12,802	$ 10,765	$ 41,190	$ 131,212

(1) Does not reflect a reduction for the impact of any company owned life insurance proceeds to be received. Currently, we have life insurance policies with net death benefits of $3,316 to provide funding for these obligations. See Note 13 to the Consolidated Financial Statements for more information.

(2) Does not reflect a reduction for the impact of sublease income to be received. See Note 17 to the Consolidated Financial Statements for more information.

(3) The Company is not a party to any long-term supply contracts with respect to the purchase of raw materials or finished goods. At the end of fiscal year 2013, we had approximately $12,632 in open purchase orders, primarily for imported inventories, which are in the ordinary course of business.

(4) Lease guarantees relate to payments we would only be required to make in the event of default on the part of the guaranteed parties.

Off-Balance Sheet Arrangements

We utilize stand-by letters of credit in the procurement of certain goods in the normal course of business. We lease land and buildings that are primarily used in the operation of BHF stores. We have guaranteed certain lease obligations of licensee operators as part of our retail strategy. See Contractual Obligations and Commitments table above and Note 17 to the Consolidated Financial Statements, included in Item 8 of this Annual Report on Form 10-K, for further discussion of operating leases, lease guarantees and loan guarantees, including descriptions of the terms of such commitments and methods used to mitigate risks associated with these arrangements.

Contingencies

We are involved in various claims and litigation as well as environmental matters, which arise in the normal course of business. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is our opinion that the final resolution of these matters will not have a material adverse effect on our financial position or future results of operations.

See Note 8 to our Consolidated Financial Statements regarding claims which could possibly result in the return of all or a portion of the CDSOA final distribution.

(In thousands, except share and per share data)

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires that certain estimates and assumptions be made that affect the amounts and disclosures reported in those financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. We use our best judgment in valuing these estimates and may, as warranted, solicit external advice. Estimates are based on current facts and circumstances, prior experience and other assumptions believed to be reasonable. The following critical accounting policies, some of which are impacted significantly by judgments, assumptions and estimates, affect our consolidated financial statements.

Consolidation – The consolidated financial statements include the accounts of Bassett Furniture Industries, Incorporated and its majority-owned subsidiaries for whom we have operating control. In accordance with ASC Topic 810, *Consolidation,* we have evaluated our licensees and certain other entities to determine whether they are variable interest entities ("VIEs") of which we are the primary beneficiary and thus would require consolidation in our financial statements. To date we have concluded that none of our licensees nor any other of our counterparties represent VIEs.

Revenue Recognition - Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This generally occurs upon the shipment of goods to independent dealers or, in the case of Company-owned retail stores, upon delivery to the customer. Our wholesale payment terms generally vary from 30 to 60 days. For retail sales, we typically receive a significant portion of the purchase price as a customer deposit upon order, with the balance typically collected upon delivery. An estimate for returns and allowances has been provided in recorded sales. The contracts with our licensee store owners do not provide for any royalty or license fee to be paid to us.

Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104") outlines the four basic criteria for recognizing revenue as follows: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the seller's price to the buyer is fixed or determinable, and (4) collectibility is reasonably assured. SAB 104 further asserts that if collectibility of all or a portion of the revenue is not reasonably assured, revenue recognition should be deferred until payment is received. During fiscal 2013, there were no dealers for which these criteria were not met. During fiscal 2012 and 2011, there were two and four dealers, respectively, for which these criteria were not met and therefore revenue was being recognized on a cost recovery basis. As of November 30, 2013 and November 24, 2012 there were no dealers that remained on a cost recovery basis, and as of November 26, 2011 there were two dealers that remained on the cost recovery basis.

Allowance for Doubtful Accounts - We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our accounts receivable reserves were $1,607 and $1,789 at November 30, 2013 and November 24, 2012, respectively, representing 9.1% and 10.2% of our gross accounts receivable balances at those dates, respectively. The allowance for doubtful accounts is based on a review of specifically identified customer accounts in addition to an overall aging analysis. We evaluate the collectibility of our receivables from our licensees and other customers on a quarterly basis based on factors such as their financial condition, our collateral position, potential future plans with licensees and other similar factors. Our allowance for doubtful accounts represents our best estimate of potential losses on our accounts and notes receivable and is adjusted accordingly based on historical experience, current developments and present economic conditions and trends. Although actual losses have not differed materially from our previous estimates, future losses could differ from our current estimates. Unforeseen events such as a licensee or customer bankruptcy filing could have a material impact on our results of operations.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined for domestic furniture inventories using the last-in, first-out method. The cost of imported inventories is determined on a first-in, first-out basis. We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. Our reserves for excess and obsolete inventory were $1,293 and $1,089 at November 30, 2013 and November 24, 2012, respectively, representing 2.4% and 1.8%, respectively, of our inventories on a last-in, first-out basis. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Valuation Allowance on Deferred Tax Assets – We evaluate our deferred income tax assets to determine if valuation allowances are required or should be adjusted. A valuation allowance is established against our deferred tax assets based on consideration of all available evidence, both positive and negative, using a "more likely than not" standard. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and tax planning alternatives. In making such judgments, significant weight is given to evidence that can be objectively verified. Due to the losses incurred

(In thousands, except share and per share data)

prior to fiscal 2011, we were in a cumulative loss position for the preceding three years which is considered significant negative evidence that is difficult to overcome on a "more likely than not" standard through objectively verifiable data. While our long-term financial outlook remained positive, we concluded that our ability to rely on our long-term outlook and forecasts as to future taxable income was limited due to uncertainty created by the weight of the negative evidence. As a result, we previously recorded a valuation allowance on certain of the deferred tax assets. In fiscal 2011, due to the gain recognized on the sale of our interest in IHFC, we were able to utilize net operating loss carryforwards and credits to significantly offset the taxable gain, resulting in a significant reduction of the valuation allowances. However, as the gain on the sale of IHFC did not represent a source of recurring future taxable income, we continued to record a valuation allowance against substantially all of our deferred tax assets as of November 26, 2011. Due to our positive earnings during fiscal 2012, and the absence of any significant negative evidence to the contrary, we have concluded that we can rely on our positive long-term outlook and forecasts as to future taxable income in evaluating our ability to realize our deferred tax assets. Accordingly, the reserve against the majority of our deferred tax assets was removed in fiscal 2012, resulting in a credit to income of $18,704, which is included in our net income tax benefit for 2012. The remaining valuation allowance of $1,044 at November 30, 2013 is primarily related to state net operating loss carryforwards for which it is currently considered to be more likely than not that they will not be utilized prior to their expiration.

Goodwill – Goodwill represents the excess of the purchase price over the value assigned to tangible assets and liabilities and identifiable intangible assets of businesses acquired. The acquisition of assets and liabilities and any resulting goodwill is allocated to the respective reporting unit; Wholesale, Retail or Investments and Real Estate. We review goodwill at the reporting unit level annually for impairment or more frequently if events or circumstances indicate that assets might be impaired.

In accordance with ASC Topic 350, *Intangibles – Goodwill & Other,* the goodwill impairment test consists of a two-step process, if necessary. However, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. The more likely than not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary and our goodwill is considered to be unimpaired. However, if based on our qualitative assessment we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we will proceed with performing the two-step process. Based on our qualitative assessment as described above, we have concluded that this goodwill is not impaired as of November 30, 2013.

The first step compares the carrying value of each reporting unit that has goodwill with the estimated fair value of the respective reporting unit. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, the second step is performed whereby we must calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. This second step represents a hypothetical purchase price allocation as if we had acquired the reporting unit on that date. Our impairment methodology uses a discounted cash flow analysis requiring certain assumptions and estimates to be made regarding future profitability of the reporting unit and industry economic factors. While we believe such assumptions and estimates are reasonable, the actual results may differ materially from the projected amounts.

Impairment of Long-Lived Assets - We periodically evaluate whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. When analyzing our real estate properties for potential impairment, we consider such qualitative factors as our experience in leasing and selling real estate properties as well as specific site and local market characteristics. Upon the closure of a Bassett Home Furnishings store, we generally write off all tenant improvements which are only suitable for use in such a store.

Recent Accounting Pronouncements

See note 2 to our Consolidated Financial Statements regarding the impact or potential impact of recent accounting pronouncements upon our financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in the value of foreign currencies. Substantially all of our imports purchased outside of North America are denominated in U.S. dollars. Therefore, we believe that gains or losses resulting from changes in the value of foreign currencies relating to foreign purchases not denominated in U.S. dollars would not be material to our results from operations in fiscal 2014.

We are exposed to market risk from changes in the cost of raw materials used in our manufacturing processes, principally wood, woven fabric, and foam products. A recovery in home construction could result in increases in wood and fabric costs from current levels, and the cost of foam products, which are petroleum-based, is sensitive to changes in the price of oil.

We have potential exposure to market risk related to the current weakness in the commercial real estate market. Our retail real estate holdings of $10,435 and $12,736 at November 30, 2013 and November 24, 2012, respectively, for stores currently or formerly operated by licensees as well as our holdings of $28,531and $29,043 at November 30, 2013 and November 24, 2012, respectively, for Company-owned stores could suffer significant impairment in value if we are forced to close additional stores and sell or lease the related properties in certain markets. Additionally, if we are required to assume responsibility for payment under the lease obligations of $3,698 and $2,007 which we have guaranteed on behalf of licensees as of November 30, 2013 and November 24, 2012, respectively, we may not be able to secure sufficient sub-lease income in the current market to offset the payments required under the guarantees.

	Number of Locations	Aggregate Square Footage	Net Book Value (in thousands)
Real estate occupied by Company-owned and operated stores, included in property and equipment, net (1)	11	276,887	$ 28,531
Investment real estate:			
Leased to operating licensee	1	18,000	3,769
Leased to others	3	67,521	6,507
Other (2)	-	-	159
Total included in retail real estate	4	85,521	10,435
Held for sale	1	26,500	1,401
Total Company investment in retail real estate	15	362,408	$ 38,966

(1) Includes two properties encumbered under mortgages totaling $2,746 at November 30, 2013.

(2) Consists of leasehold improvements in locations leased by the Company and subleased to licensees.

As used herein, unless the context otherwise requires, "Bassett," the "Company," "we," "us" and "our" refer to Bassett Furniture Industries, Incorporated and its subsidiaries. References to 2013, 2012, 2011, 2010 and 2009 mean the fiscal years ended November 30, 2013, November 24, 2012, November 26, 2011, November 27, 2010, and November 28, 2009. Please note that fiscal 2013 contained 53 weeks.

SAFE-HARBOR, FORWARD-LOOKING STATEMENTS

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Bassett Furniture Industries, Incorporated and subsidiaries. Such forward-looking statements are identified by use of forward-looking words such as "anticipates", "believes", "plans", "estimates", "expects", "aimed" and "intends" or words or phrases of similar expression. These forward-looking statements involve certain risks and uncertainties. No assurance can be given that any such matters will be realized. Important factors, which should be read in conjunction with Item 1A "Risk Factors", that could cause actual results to differ materially from those contemplated by such forward-looking statements include:

- competitive conditions in the home furnishings industry
- general economic conditions
- overall retail traffic levels and consumer demand for home furnishings
- ability of our customers and consumers to obtain credit
- Bassett store openings
- store closings and the profitability of the stores (independent licensees and Company-owned retail stores)
- ability to implement our Company-owned retail strategies and realize the benefits from such strategies as they are implemented
- fluctuations in the cost and availability of raw materials, labor and sourced products
- results of marketing and advertising campaigns
- information and technology advances
- future tax legislation, or regulatory or judicial positions
- ability to efficiently manage the import supply chain to minimize business interruption

Consolidated Balance Sheets
Bassett Furniture Industries, Incorporated and Subsidiaries
November 30, 2013 and November 24, 2012
(In thousands, except share and per share data)

	2013	2012
Assets		
Current assets		
Cash and cash equivalents	$ 12,733	$ 45,566
Short-term investments	28,125	-
Accounts receivable, net of allowance for doubtful accounts of $1,607 and $1,789 as of November 30, 2013 and November 24, 2012, respectively	16,080	15,755
Inventories	53,069	57,916
Deferred income taxes, net	4,418	6,832
Other current assets	11,949	6,439
Total current assets	126,374	132,508
Property and equipment, net	64,271	56,624
Other long-term assets		
Retail real estate	10,435	12,736
Deferred income taxes, net	10,734	10,485
Other	14,035	14,827
Total other long-term assets	35,204	38,048
Total assets	$ 225,849	$ 227,180
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 19,892	$ 22,405
Accrued compensation and benefits	6,503	6,926
Customer deposits	16,214	12,253
Dividends payable	2,172	542
Other accrued liabilities	6,660	10,454
Total current liabilities	51,441	52,580
Long-term liabilities		
Post employment benefit obligations	11,146	11,577
Real estate notes payable	2,467	3,053
Other long-term liabilities	3,386	2,690
Total long-term liabilities	16,999	17,320
Commitments and Contingencies		
Stockholders' equity		
Common stock, $5 par value; 50,000,000 shares authorized; issued and outstanding 10,859,318 at November 30, 2013 and 10,836,840 at November 24, 2012	54,297	54,184
Retained earnings	104,526	104,319
Accumulated other comprehensive loss	(1,414)	(1,223)
Total stockholders' equity	157,409	157,280
Total liabilities and stockholders' equity	$ 225,849	$ 227,180

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Income
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 30, 2013, November 24, 2012, and November 26, 2011
(In thousands, except per share data)

	2013	2012	2011
Net sales	$ 321,286	$ 269,672	$ 253,208
Cost of sales	155,292	128,350	125,642
Gross profit	165,994	141,322	127,566
Selling, general and administrative expenses excluding bad debt and notes receivable valuation charges and new store pre-opening costs	154,957	134,425	121,933
Bad debt and notes receivable valuation charges	361	376	13,490
New store pre-opening costs	671	371	90
Licensee debt cancellation charges	-	-	6,447
Restructuring and impairment charges	-	711	2,500
Lease exit costs	-	359	3,728
Income (loss) from operations	10,005	5,080	(20,622)
Gain on sale of affiliate	-	-	85,542
Income from Continued Dumping & Subsidy Offset Act	-	9,010	765
Other than temporary impairment of investments	-	(806)	-
Income from unconsolidated affiliated companies, net	770	347	1,840
Interest expense	(255)	(295)	(912)
Retail real estate impairment charges	(416)	-	(3,953)
Other loss, net	(1,917)	(1,322)	(2,909)
Income before income taxes	8,187	12,014	59,751
Income tax benefit (provision)	(3,091)	14,699	(4,409)
Net income	$ 5,096	$ 26,713	$ 55,342
Net income per share			
Basic income per share	$ 0.48	$ 2.43	$ 4.84
Diluted income per share	$ 0.47	$ 2.41	$ 4.79

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Comprehensive Income
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 30, 2013, November 24, 2012, and November 26, 2011
(In thousands)

	2013	2012	2011
Net income	$ 5,096	$ 26,713	$ 55,342
Other comprehensive loss:			
Actuarial adjustment to supplemental executive retirement defined benefit plan (SERP)	(310)	(656)	(619)
Income taxes related to SERP	119	277	486
Net change in unrealized holding gains	-	(211)	(73)
Income taxes related to unrealized holding gains	-	(25)	25
Other comprehensive loss, net of tax	(191)	(615)	(181)
Total comprehensive income	$ 4,905	$ 26,098	$ 55,161

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 30, 2013, November 24, 2012, and November 26, 2011
(In thousands)

	2013	2012	2011
Operating activities:			
Net income	$ 5,096	$ 26,713	$ 55,342
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	6,198	5,473	5,514
Equity in undistributed income of investments and unconsolidated affiliated companies	(770)	(347)	(1,840)
Provision for restructuring and asset impairment charges	-	711	2,500
Licensee debt cancellation charges	-	-	6,447
Lease exit costs	-	359	2,228
Provision for lease and loan guarantees	40	(41)	1,283
Provision for losses on accounts and notes receivable	361	376	13,490
Other than temporary impairment of investments	-	806	-
Gain on mortgage settlement	-	-	(1,305)
Gain on sale of affiliate	-	-	(85,542)
Impairment and lease exit charges on retail real estate	416	-	4,790
Deferred income taxes	2,282	(15,822)	236
Other, net	276	642	214
Changes in operating assets and liabilities			
Accounts receivable	(686)	(2,967)	1,034
Inventories	4,847	(11,307)	299
Other current and long-term assets	(4,819)	(276)	2,300
Accounts payable and accrued liabilities	(2,601)	3,636	(12,421)
Net cash provided by (used in) operating activities	10,640	7,956	(5,431)
Investing activities:			
Purchases of property and equipment	(14,302)	(9,000)	(4,168)
Proceeds from sales of property and equipment	958	19	211
Acquisition of retail licensee stores	-	(549)	-
Proceeds from sale of affiliate	2,348	1,410	69,152
Release of collateral restrictions on cash equivalents	-	-	11,240
Proceeds from sales of investments	-	4,854	3,297
Purchases of investments	(28,125)	(1,781)	(3,132)
Dividends from affiliates	-	-	3,756
Equity contribution to affiliate	-	-	(980)
Cash received on notes receivable	89	1,240	127
Net cash provided by (used in) investing activities	(39,032)	(3,807)	79,503
Financing activities:			
Repayments of real estate notes payable	(549)	(570)	(8,647)
Repayments of other notes	-	-	(3,406)
Issuance of common stock	706	858	172
Repurchases of common stock	(1,750)	(7,015)	(2,964)
Taxes paid related to net share settlement of equity awards	(226)	(16)	(2)
Excess tax benefits from stock-based compensation	313	-	-
Cash dividends	(2,935)	(21,441)	(695)
Net cash used in financing activities	(4,441)	(28,184)	(15,542)
Change in cash and cash equivalents	(32,833)	(24,035)	58,530
Cash and cash equivalents - beginning of year	45,566	69,601	11,071
Cash and cash equivalents - end of year	$ 12,733	$ 45,566	$ 69,601

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 30, 2013, November 24, 2012, and November 26, 2011
(In thousands, except share and per share data)

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
	Shares	Amount				
Balance, November 27, 2010	11,558,974	$ 57,795	$ 478	$ 48,459	$ (427)	$ 106,305
Comprehensive income						
Net income	-	-	-	55,342	-	55,342
Actuarial adjustment to SERP	-	-	-	-	(133)	(133)
Net change in unrealized holding gains	-	-	-	-	(48)	(48)
Regular dividends ($0.10 per share)	-	-	-	(1,092)	-	(1,092)
Special dividend ($0.50 per share)	-	-	-	(5,665)	-	(5,665)
Issuance of common stock	154,158	771	(506)	-	-	265
Purchase and retirement of common stock	(370,800)	(1,854)	(398)	(713)	-	(2,965)
Stock-based compensation	-	-	426	-	-	426
Balance, November 26, 2011	11,342,332	56,712	-	96,331	(608)	152,435
Comprehensive income						
Net income	-	-	-	26,713	-	26,713
Actuarial adjustment to SERP, net of tax	-	-	-	-	(379)	(379)
Net change in unrealized holding gains, net of tax	-	-	-	-	(236)	(236)
Regular dividends ($0.20 per share)	-	-	-	(2,214)	-	(2,214)
Special dividend ($1.25 per share)	-	-	-	(13,706)	-	(13,706)
Issuance of common stock	138,903	694	352	-	-	1,046
Purchase and retirement of common stock	(644,395)	(3,222)	(988)	(2,805)	-	(7,015)
Stock-based compensation	-	-	636	-	-	636
Balance, November 24, 2012	10,836,840	54,184	-	104,319	(1,223)	157,280
Comprehensive income						
Net income	-	-	-	5,096	-	5,096
Actuarial adjustment to SERP, net of tax	-	-	-	-	(191)	(191)
Regular dividends ($0.22 per share)	-	-	-	(2,393)	-	(2,393)
Special dividend ($0.20 per share)	-	-	-	(2,172)	-	(2,172)
Issuance of common stock	160,128	801	(104)	-	-	697
Purchase and retirement of common stock	(137,650)	(688)	(937)	(324)	-	(1,949)
Stock-based compensation	-	-	728	-	-	728
Excess tax benefits from stock-based compensation	-	-	313	-	-	313
Balance, November 30, 2013	10,859,318	$ 54,297	$ -	$ 104,526	$ (1,414)	$ 157,409

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements
(In thousands, except per share data)

1. Description of Business

Bassett Furniture Industries, Incorporated (together with its consolidated subsidiaries, "Bassett", "we", "our", the "Company") based in Bassett, Va., is a leading manufacturer, marketer and retailer of branded home furnishings. Bassett's full range of furniture products and accessories, designed to provide quality, style and value, are sold through an exclusive nation-wide network of 89 retail stores known as Bassett Home Furnishings (referred to as "BHF"). Of the 89 stores, the Company owns and operates 55 stores ("Company-owned retail stores") with the other 34 being independently owned ("licensee operated"). We also distribute our products through other multi-line furniture stores, many of which feature Bassett galleries or design centers, specialty stores and mass merchants.

The Company sourced approximately 46% of its wholesale products to be distributed through the store network from various countries, with the remaining volume produced at its two domestic manufacturing facilities.

2. Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company's fiscal year ends on the last Saturday in November, which periodically results in a 53-week year. Fiscal 2013 contained 53 weeks, whereas fiscal 2012 and 2011 each contained 52 weeks. The Consolidated Financial Statements include the accounts of Bassett Furniture Industries, Incorporated and our majority-owned subsidiaries for whom we have operating control. All significant intercompany balances and transactions are eliminated in consolidation. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). Unless otherwise indicated, references in the Consolidated Financial Statements to fiscal 2013, 2012 and 2011 are to Bassett's fiscal year ended November 30, 2013, November 24, 2012 and November 26, 2011, respectively. References to the "ASC" included hereinafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board as the source of authoritative GAAP.

For comparative purposes, certain amounts in the 2012 and 2011 financial statements have been reclassified to conform to the 2013 presentation.

The equity method of accounting is used for our investments in affiliated companies in which we exercise significant influence but do not maintain operating control. Consolidated net income includes our proportionate share of the net income or net loss of these companies.

We analyzed our licensees under the requirements for variable interest entities ("VIEs"). All of these licensees operate as BHF stores and are furniture retailers. We sell furniture to these licensees, and in some cases have extended credit beyond normal terms, made lease guarantees, guaranteed loans, or loaned directly to the licensees. We have recorded reserves for potential exposures related to these licensees. See Note 17 for disclosure of leases and lease guarantees. Based on financial projections and best available information, all licensees have sufficient equity to carry out their principal operating activities without subordinated financial support. Furthermore, we believe that the power to direct the activities that most significantly impact the licensees' operating performance continues to lie with the ownership of the licensee dealers. Our rights to assume control over or otherwise influence the licensees' significant activities only exist pursuant to our license and security agreements and are in the nature of protective rights as contemplated under ASC Topic 810. We completed our assessment for other potential VIEs, and concluded that there were none. We will continue to reassess the status of potential VIEs including when facts and circumstances surrounding each potential VIE change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include allowances for doubtful accounts, calculation of inventory reserves, valuation of income tax reserves, lease guarantees and insurance reserves. Actual results could differ from those estimates.

(In thousands, except per share data)

Revenue Recognition

Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This occurs upon the shipment of goods to independent dealers or, in the case of Company-owned retail stores, upon delivery to the customer. We offer terms varying from 30 to 60 days for wholesale customers. For retail sales, we typically collect a significant portion of the purchase price as a customer deposit upon order, with the balance typically collected upon delivery. These deposits are carried on our balance sheet as a current liability until delivery is fulfilled. Estimates for returns and allowances have been recorded as a reduction to revenue. The contracts with our licensee store owners do not provide for any royalty or license fee to be paid to us. Revenue is reported net of any taxes collected.

Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104") outlines the four basic criteria for recognizing revenue as follows: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the seller's price to the buyer is fixed or determinable, and (4) collectability is reasonably assured. SAB 104 further asserts that if collectability of all or a portion of the revenue is not reasonably assured, revenue recognition should be deferred until payment is received. During fiscal 2013, there were no dealers for which these criteria were not met. During fiscal 2012 and 2011, there were two and four dealers, respectively, for which these criteria were not met and therefore revenue was being recognized on a cost recovery basis. As of November 30, 2013 and November 24, 2012 there were no dealers that remained on a cost recovery basis, and as of November 26, 2011 there were two dealers that remained on the cost recovery basis. As of November 30, 2013 and November 24, 2012 there was no deferred gross profit resulting from the cost recovery method carried on our balance sheet as a reduction of accounts receivable. For fiscal 2013 and 2012, no revenue or cost was deferred during the year under the cost recovery method. During fiscal 2011, revenue of $1,678 and cost of $1,175 was deferred prior to any subsequent recognition due to the transaction meeting the revenue recognition requirements.

Cash Equivalents

The Company considers cash on hand, demand deposits in banks and all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. Our short-term investments, which consist of certificates of deposit, are not considered cash equivalents since they have original maturities of greater than three months.

Accounts Receivable

Substantially all of our trade accounts receivable is due from customers located within the United States. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts in addition to an overall aging analysis. Judgments are made with respect to the collectibility of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates. The majority of our trade accounts receivable and allowance for doubtful accounts are attributable to amounts owed to us by our licensees, with the remaining receivables due primarily from national account customers and traditional distribution channel customers. The percentages of our trade accounts receivable and related allowance for doubtful accounts owed to us by our licensees were as follows at November 30, 2013 and November 24, 2012:

	2013	2012
Portion of trade accounts receivable owed by licensees	50%	52%
Portion of allowance for doubtful accounts attributable to licensees	64%	84%

(In thousands, except per share data)

Concentrations of Credit Risk and Major Customers

Financial instruments that subject us to credit risk consist primarily of investments, accounts and notes receivable and financial guarantees. Investments are managed within established guidelines to mitigate risks. Accounts and notes receivable and financial guarantees subject us to credit risk partially due to the concentration of amounts due from and guaranteed on behalf of independent licensee customers. At November 30, 2013 and November 24, 2012, our aggregate exposure from receivables and guarantees related to customers consisted of the following:

	2013	2012
Accounts receivable, net of allowances (Note 4)	$ 16,080	$ 15,755
Notes receivable, net of allowances (Note 2)	632	636
Contingent obligations under lease and loan guarantees, less amounts recognized (Note 17)	3,523	1,684
Total credit risk exposure related to customers	$ 20,235	$ 18,075

At November 30, 2013 approximately 27% of the aggregate risk exposure, net of reserves, shown above was attributable to two licensees. At November 24, 2012, approximately 12% of the aggregate risk exposure, net of reserves, shown above was attributable to one licensee. In fiscal 2013, 2012 and 2011, no customer accounted for more than 10% of total net sales.

We have no foreign manufacturing or retail operations. We define export sales as sales to any country or territory other than the United States or its territories or possessions. Our export sales were approximately $4,603, $4,956, and $5,481 in fiscal 2013, 2012, and 2011, respectively.

Inventories

Inventories (retail merchandise, finished goods, work in process and raw materials) are stated at the lower of cost or market. Cost is determined for domestic manufactured furniture inventories using the last-in, first-out ("LIFO") method because we believe this methodology provides better matching of revenue and expenses. The cost of imported inventories is determined on a first-in, first-out ("FIFO") basis. Inventories accounted for under the LIFO method represented 17% and 18% of total inventory before reserves at November 30, 2013 and November 24, 2012, respectively. We estimate inventory reserves for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Property and Equipment

Property and equipment is comprised of all land, buildings and leasehold improvements and machinery and equipment used in the manufacturing and warehousing of furniture, our Company-owned retail operations and the administration of the wholesale and Company-owned retail operations. This property and equipment is stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the respective assets utilizing the straight-line method. Buildings and improvements are generally depreciated over a period of 10 to 39 years. Machinery and equipment are generally depreciated over a period of 5 to 10 years. Leasehold improvements are amortized based on the underlying lease term, or the asset's estimated useful life, whichever is shorter.

Retail Real Estate

Retail real estate is comprised of owned and leased properties which have been utilized by licensee operated BHF stores, including properties which are now leased or subleased to non-licensee tenants or are currently vacant. These properties are located in high traffic, upscale locations that are normally occupied by large successful national retailers. This real estate is stated at cost less accumulated depreciation and is depreciated over the useful lives of the respective assets utilizing the straight line method. Buildings and improvements are generally depreciated over a period of 10 to 39 years. Leasehold improvements are amortized based on the underlying lease term, or the asset's estimated useful life, whichever is shorter. As of November 30, 2013 and November 24, 2012, the cost of retail real estate included land totaling $3,502 and $4,602, respectively, and building and leasehold improvements of $11,635 and $12,680, respectively. As of November 30, 2013 and November 24, 2012, accumulated depreciation of retail real estate was $4,834 and $4,547, respectively. Depreciation expense was $484, $501, and $876 in fiscal 2013, 2012, and 2011, respectively. As of November 30, 2013, the cost and

(In thousands, except per share data)

accumulated depreciation of our property in Henderson, Nevada has been removed from retail real estate and the net carrying value of $1,401 is classified as held for sale and included in other current assets in the accompanying balance sheet. The carrying value reflects the net selling price for which the property was under contract for sale as of November 30, 2013. The sale of the Henderson property was closed on December 26, 2013. Impairment charges related to retail real estate totaled $416 for 2013 and $3,953 for 2011 and are included in retail real estate impairment charges in other income, a component of non-operating expense in our Consolidated Statements of Income. There were no retail real estate impairment charges in 2012.

Goodwill

Goodwill represents the excess of the fair value of consideration given over the fair value of the tangible assets and liabilities and identifiable intangible assets of businesses acquired. The acquisition of assets and liabilities and the resulting goodwill is allocated to the respective reporting unit: Wholesale, Retail or Investments and Real Estate. We review goodwill at the reporting unit level annually for impairment or more frequently if events or circumstances indicate that assets might be impaired.

In accordance with ASC Topic 350, *Intangibles – Goodwill & Other,* the goodwill impairment test consists of a two-step process, if necessary. However, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. The more likely than not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary and our goodwill is considered to be unimpaired. However, if based on our qualitative assessment we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we will proceed with performing the two-step process. Based on our qualitative assessment as described above, we have concluded that our goodwill is not impaired as of November 30, 2013.

The first step compares the carrying value of each reporting unit that has goodwill with the estimated fair value of the respective reporting unit. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, the second step is performed whereby we must calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. This second step represents a hypothetical application of the acquisition method of accounting as if we had acquired the reporting unit on that date. Our impairment methodology uses a discounted cash flow analysis requiring certain assumptions and estimates to be made regarding future profitability of the reporting unit and industry economic factors. While we believe such assumptions and estimates are reasonable, the actual results may differ materially from the projected amounts.

Impairment of Long Lived Assets

We periodically evaluate whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use and eventual disposition of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

When analyzing our real estate properties for potential impairment, we consider such qualitative factors as our experience in leasing and selling real estate properties as well as specific site and local market characteristics. Upon the closure of a Bassett Home Furnishings store, we generally write off all tenant improvements which are only suitable for use in such a store.

Income Taxes

We account for income taxes under the liability method which requires that we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The

(In thousands, except per share data)

effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Despite our belief that our liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matters. We may adjust these liabilities as relevant circumstances evolve, such as guidance from the relevant tax authority or our tax advisors, or resolution of issues in the courts. These adjustments are recognized as a component of income tax expense in the period in which they are identified.

We evaluate our deferred income tax assets to determine if valuation allowances are required or should be adjusted. A valuation allowance is established against our deferred tax assets based on consideration of all available evidence, both positive and negative, using a "more likely than not" standard. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and tax planning alternatives. In making such judgments, significant weight is given to evidence that can be objectively verified. See Note 11.

New Store Pre-Opening Costs

Income (loss) from operations for fiscal 2013, 2012 and 2011 includes new store pre-opening costs of $671, $371 and $90, respectively. Such costs consist of expenses incurred at the new store location during the period prior to its opening and include, among other things, facility occupancy costs such as rent and utilities and local store personnel costs related to pre-opening activities including training. New store pre-opening costs do not include costs which are capitalized in accordance with our property and equipment capitalization policies, such as leasehold improvements and store fixtures and equipment. Such capitalized costs associated with new stores are depreciated commencing with the opening of the store. There are no pre-opening costs associated with stores acquired from licensees, as such locations were already in operation at the time of their acquisition.

Shipping and Handling Costs

Costs incurred to deliver wholesale merchandise to customers are recorded in selling, general and administrative expense and totaled $15,685, $13,548, and $13,680 for fiscal 2013, 2012 and 2011, respectively. Costs incurred to deliver retail merchandise to customers are also recorded in selling, general and administrative expense and totaled $10,855, $9,957, and $7,452 for fiscal 2013, 2012 and 2011, respectively.

Advertising

Costs incurred for producing and distributing advertising and advertising materials are expensed when incurred and are included in selling, general and administrative expenses. Advertising costs totaled $14,750, $13,296, and $10,399 in fiscal 2013, 2012, and 2011, respectively.

Insurance Reserves

We have self-funded insurance programs in place to cover workers' compensation and health insurance. For the period from July 2011 through June 2012, workers' compensation was covered under a guaranteed cost program. These insurance programs are subject to various stop-loss limitations and are partially re-insured through a captive insurance program. We accrue estimated losses using historical loss experience. Although we believe that the insurance reserves are adequate, the reserve estimates are based on historical experience, which may not be indicative of current and future losses. We adjust insurance reserves, as needed, in the event that future loss experience differs from historical loss patterns.

Supplemental Cash Flow Information

In addition to the amounts paid, net of cash acquired, for the acquisition of licensee stores reported under investing activities in our consolidated statements of cash flows, the majority of such acquisitions were funded primarily through non-cash transactions in which receivables due from the licensees were settled in exchange for certain inventory and property and equipment of the licensees as well as the assumption of certain liabilities. There were no such acquisitions during fiscal 2013, and the value of the non-cash portion of such transactions was $1,592 and $2,298 for 2012 and 2011, respectively.

(In thousands, except per share data)

Recent Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update No. 2013-02 (ASU 2013-02), which updates the guidance in ASC Topic 220, *Comprehensive Income*. The objective of ASU 2013-02 is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in ASU 2013-02 seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. This guidance became effective for us prospectively beginning with our second quarter for fiscal 2013. The adoption of this guidance did not have a material impact upon our financial position or results of operations.

In July 2013, the FASB issued Accounting Standards Update No. 2013-11 (ASU 2013-11), which updated the guidance in ASC Topic 740, *Income Taxes*. The amendments in ASU 2013-11 generally provide guidance for the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The guidance requires an unrecognized tax benefit to be presented as a decrease in a deferred tax asset where a net operating loss, a similar tax loss, or a tax credit carryforward exists and certain criteria are met. This guidance will become effective for us as of the beginning of our 2015 fiscal year and is consistent with our present practice.

3. Accumulated Other Comprehensive Loss

The activity in accumulated other comprehensive loss for the fiscal year ended November 30, 2013 is as follows:

	Net pension amortization and net actuarial loss
Balance at November 24, 2012	$ (1,223)
Changes before reclassifications	(434)
Amounts reclassified from accumulated other comprehensive loss	124
Tax effect	119
Balance at November 30, 2013	$ (1,414)

4. Accounts Receivable

Accounts receivable consists of the following:

	November 30, 2013	November 24, 2012
Gross accounts receivable	$ 17,687	$ 17,544
Allowance for doubtful accounts	(1,607)	(1,789)
Net accounts receivable	$ 16,080	$ 15,755

(In thousands, except per share data)

Activity in the allowance for doubtful accounts was as follows:

	2013	2012
Balance, beginning of the year	$ 1,789	$ 2,092
Additions charged to expense	361	376
Write-offs	(543)	(679)
Balance, end of the year	$ 1,607	$ 1,789

We believe that the carrying value of our net accounts receivable approximates fair value. The inputs into these fair value estimates reflect our market assumptions and are not observable. Consequently, the inputs are considered to be Level 3 as specified in the fair value hierarchy in ASC Topic 820, *Fair Value Measurements and Disclosures*. See Note 7.

5. Inventories

Inventories consist of the following:

	November 30, 2013	November 24, 2012
Wholesale finished goods	$ 28,450	$ 33,110
Work in process	277	273
Raw materials and supplies	8,029	8,586
Retail merchandise	25,167	23,938
Total inventories on first-in, first-out method	61,923	65,907
LIFO adjustment	(7,561)	(6,902)
Reserve for excess and obsolete inventory	(1,293)	(1,089)
	$ 53,069	$ 57,916

We source a significant amount of our wholesale product from other countries. During 2013, 2012 and 2011, purchases from our two largest vendors located in China and Vietnam were $24,217, $23,416 and $24,996 respectively.

We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand, market conditions and the respective valuations at LIFO. The need for these reserves is primarily driven by the normal product life cycle. As products mature and sales volumes decline, we rationalize our product offerings to respond to consumer tastes and keep our product lines fresh. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required. In determining reserves, we calculate separate reserves on our wholesale and retail inventories. Our wholesale inventories tend to carry the majority of the reserves for excess quantities and obsolete inventory due to the nature of our distribution model. These wholesale reserves primarily represent design and style obsolescence. Typically, product is not shipped to our retail warehouses until a consumer has ordered and paid a deposit for the product. We do not typically hold retail inventory for stock purposes. Consequently, floor sample inventory and inventory for delivery to customers account for the majority of our inventory at retail. Retail reserves are based on accessory and clearance floor sample inventory in our stores and any inventory that is not associated with a specific customer order in our retail warehouses.

(In thousands, except per share data)

Activity in the reserves for excess quantities and obsolete inventory by segment are as follows:

	Wholesale Segment		Retail Segment		Total	
Balance at November 26, 2011	$	987	$	188	$	1,175
Additions charged to expense		1,334		443		1,777
Write-offs		(1,606)		(257)		(1,863)
Balance at November 24, 2012		715		374		1,089
Additions charged to expense		2,309		383		2,692
Write-offs		(2,023)		(465)		(2,488)
Balance at November 30, 2013	$	1,001	$	292	$	1,293

6. **Property and Equipment**

Property and equipment consist of the following:

	November 30, 2013		November 24, 2012	
Land	$	11,371	$	11,926
Buildings and leasehold improvements		75,965		71,207
Machinery and equipment		67,183		65,024
		154,519		148,157
Less accumulated depreciation		(90,248)		(91,533)
	$	64,271	$	56,624

Depreciation expense for property and equipment was $5,874, $5,127, and $4,837, in fiscal 2013, 2012, and 2011, respectively, and is primarily included in our selling, general and administrative expenses related to our retail segment. The net book value of property and equipment utilized by Company-owned stores at November 30, 2013 and November 24, 2012 was $51,748 and $45,982, respectively.

7. **Financial Instruments, Investments and Fair Value Measurements**

Financial Instruments

Our financial instruments include cash and cash equivalents, short-term investments in certificates of deposit, accounts receivable, cost and equity method investments, accounts payable and long-term debt. Because of their short maturities, the carrying amounts of cash and cash equivalents, short-term investments in certificates of deposit, accounts receivable, and accounts payable approximate fair value. Our cost and equity method investments generally involve entities for which it is not practical to determine fair values.

Investments

Our short-term investments at November 30, 2013 consist of certificates of deposit (CDs) with terms generally ranging from six to twelve months, bearing interest at rates ranging from 0.12% to 1.00% with a weighted average yield of approximately 0.224%. At November 30, 2013, the weighted average remaining time to maturity of the CDs was approximately five months. Each CD is placed with a Federally insured financial institution and all deposits are within Federal deposit insurance

(In thousands, except per share data)

limits. Due to the nature of these investments and their relatively short maturities, the carrying amount of the short-term investments at November 30, 2013 approximates their fair value.

Prior to November 24, 2012, our investments consisted of a portfolio of marketable securities and our investment in the Fortress Value Recovery Fund I, LLC ("Fortress"), During the fourth quarter of fiscal 2012 we liquidated our entire portfolio of marketable securities, resulting in a net gain of $313 which is included in income from investments in our accompanying consolidated statement of income for the year ended November 24, 2012. Our marketable securities had been classified as available-for-sale and were marked to market and recorded at their fair value. We measured the fair value of our marketable securities in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures.*

Prior to the liquidation of our available for sale securities, unrealized holding gains and losses, net of the related income tax effect, had been excluded from income and were reported as other comprehensive income in stockholders' equity. The realized earnings from our marketable securities portfolio include realized gains and losses, based upon specific identification, and dividend and interest income. Realized earnings were $453 and $163 for fiscal 2012 and 2011, respectively. Realized earnings for the year ended November 24, 2012 include $208 of gains previously recorded in other comprehensive income. These amounts are recorded other loss, net in our consolidated statements of income.

Our investment in Fortress has been valued at fair value primarily based on the net asset values which are determined by the fund manager, less a discount for illiquidity. Consequently, the inputs are considered to be Level 3 as specified in the fair value hierarchy in ASC 820, *Fair Value Measurements and Disclosures.* Due to significant declines in net asset values during the first quarter of fiscal 2012, the highly illiquid nature of the investment, and the high degree of uncertainty regarding our ability to recover our investment in the foreseeable future, we fully impaired the carrying amount of this investment resulting in a charge of $806 during the year ended November 24, 2012, which is reported as other than temporary impairment of investments in the consolidated statement of income.

Fair Value Measurement

The Company accounts for items measured at fair value in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures.* ASC 820's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions. ASC 820 classifies these inputs into the following hierarchy:

Level 1 Inputs– Quoted prices for identical instruments in active markets.

Level 2 Inputs– Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs– Instruments with primarily unobservable value drivers.

We believe that the carrying amounts of our current assets and current liabilities approximate fair value due to the short-term nature of these items. The recurring estimate of the fair value of our mortgages payable for disclosure purposes (see Note 12) involves Level 3 inputs. Our primary non-recurring fair value estimates, typically involving the valuation of business acquisitions (Note 9 to the Consolidated Financial Statements) and asset impairments (see Note 15) have utilized Level 3 inputs.

8. Income from the Continued Dumping and Subsidy Offset Act

During the year ended November 24, 2012, U.S. Customs and Border Protection ("Customs") made a distribution to us of $9,010 representing our share of the final distribution of duties that have been withheld by Customs under the Continued Dumping and Subsidy Offset Act of 2000 ("CDSOA"). We have received annual distributions in past years under the CDSOA as a result of our support of an antidumping petition on imports of wooden bedroom furniture from China, such distributions having been recognized in income during the fourth quarter of each fiscal year when our annual share was determined. Income from such distributions recognized during fiscal 2011 was $765. Certain manufacturers who did not support the antidumping petition ("Non-Supporting Producers") filed actions in the United States Court of International

(In thousands, except per share data)

Trade challenging the CDSOA's "support requirement" and seeking to share in the distributions. As a result, Customs held back a portion of those distributions ("the Holdback") pending resolution of the Non-Supporting Producers' claims. The Court of International Trade dismissed all of the actions of the Non-Supporting Producers, who appealed to the United States Court of Appeals for the Federal Circuit ("the Court of Appeals"). The Court of Appeals denied the Non-Supporting Producers' request for an injunction to block the final distribution of the Holdback and allowed Customs to distribute the funds in April of 2012. The Court of Appeals held oral arguments on March 8, 2013 concerning the appeals, and on August 19, 2013 a three-judge panel ruled against the appellants in a two-to-one decision. The Non-Supporting Producers' request for an en banc rehearing by the full Court of Appeals has been denied and now they may appeal to the United States Supreme Court. Should the Supreme Court agree to hear the appeal and then reverse the decisions of the United States Court of International Trade which ordered the release of the final distribution, it is possible that Customs may seek to have us return all or a portion of our share of the distribution. However, we believe that the chance Customs will seek and be entitled to obtain a return is remote.

9. Licensee Acquisitions and Goodwill

As we continually monitor business relationships with our licensees, we may determine from time to time that it is in our best interest to acquire a licensee's operations in order to mitigate certain risks associated with the poor performance or potential failure of a licensee. Such risks include loss of receivables or underlying collateral, potential impairment of the value of our investments in real estate used by a licensee or exposure to contingent liabilities under lease guarantees, and potential harm to our market share and brand integrity within a licensee's market. In addition, we are sometimes approached by our licensees to acquire all or certain stores operated by the licensee. We evaluate such opportunities considering, among other things, the viability of the market and our participation in the store real estate.

There were no acquisitions of licensee operations during fiscal 2013. During fiscal 2012, we acquired one store located in Knoxville, Tennessee and two stores in the Orange County, California market. In both cases our licensees desired to exit those markets but continue operating in other markets. The acquisition price for the Knoxville store was $673, funded through the exchange of $485 in cash and $188 in existing accounts receivable for the net assets acquired from the licensee plus recognized goodwill of $375. The acquisition price for the two Orange County stores was $1,468, funded through the exchange of $64 in cash and $1,404 in existing accounts receivable for the net assets acquired plus recognized goodwill of $921.

During fiscal 2011, we acquired nine retail stores, operated by 4 licensees, in Nevada, Virginia, Ohio, Kentucky and Connecticut. These stores were acquired pursuant to strict foreclosure and settlement agreements on the underlying assets subject to the terms of our security agreements with the licensees. These acquisitions were funded through the exchange of existing accounts receivable for the net assets acquired from the licensee.

(In thousands, except per share data)

Our acquisitions were accounted for in accordance with ASC Topic 805, *Business Combinations*. The following table summarizes the net assets acquired and consideration given in the store acquisitions:

	2013	2012	2011
Net assets acquired:			
Inventory	$ -	$ 1,480	$ 3,618
Property and equipment/other	-	592	1,293
Goodwill	-	1,296	-
Customer deposits and other accrued expenses	-	(1,227)	(2,613)
Total net assets acquired	$ -	$ 2,141	$ 2,298
Consideration given:			
Accounts receivable	$ -	$ 1,592	$ 2,298
Cash	-	549	-
Total consideration	$ -	$ 2,141	$ 2,298

The assets acquired and liabilities assumed were measured at fair value in accordance with ASC 805. Acquired inventory is valued at expected retail sales price less an allowance for direct selling costs and profit thereon. Acquired property and equipment are valued based upon our estimate of replacement cost less an allowance for age and condition at the time of acquisition. Customer deposits and accrued expenses are expected to be settled at face value within a short period following acquisition; therefore face value is assumed to approximate fair value. The inputs into these fair value calculations reflect our market assumptions and are not observable. Consequently, the inputs are considered to be Level 3 as specified in the fair value hierarchy in ASC 820, *Fair Value Measurements and Disclosures*. See Note 7.

The pro forma impact of the acquisitions on current and prior periods is not presented as we believe it is impractical to do so. We were not able to compile what we believed to be complete, accurate and reliable accounting information to use as a basis for pro forma presentations without an unreasonable effort. Net sales and operating losses generated by these stores subsequent to their acquisition for the year in which they were acquired were as follows:

	2013	2012	2011
Net sales	$ -	$ 1,646	$ 11,264
Operating losses	-	(62)	(874)

In connection with both the Knoxville and Orange County market store acquisitions, we recognized $1,296 of goodwill, primarily associated with the strength of the local market and the general health of the stores at the time of acquisition. The carrying value of our goodwill, which is included in other long-term assets in the accompanying consolidated balance sheets, by segment and the activity for fiscal 2013 and 2012 is as follows:

	Wholesale	Retail	Total
Balance as of November 26, 2011	$ 276	$ 159	$ 435
Goodwill from store acquisitions	853	443	1,296
Impairment charge	-	-	-
Balance as of November 24, 2012	1,129	602	$ 1,731
Goodwill from store acquisitions	-	-	-
Impairment charge	-	-	-
Balance as of November 30, 2013	$ 1,129	$ 602	$ 1,731

(In thousands, except per share data)

We perform our annual goodwill impairment review as of the beginning of our fiscal fourth quarter. No impairment charges have been required since fiscal 2009.

10. **Unconsolidated Affiliated Companies**

Zenith Freight Lines, LLC

We own 49% of Zenith Freight Lines, LLC, ("Zenith") which provides domestic transportation and warehousing services primarily to furniture manufacturers and distributors and also provides home delivery services to furniture retailers. We have contracted with Zenith to provide for substantially all of our domestic freight, transportation and warehousing needs for the wholesale business. In addition, Zenith provides home delivery services for several of our Company-owned retail stores. Our investment in Zenith was $7,254 at November 30, 2013 and $6,484 at November 24, 2012 and is recorded in other long-term assets. We paid Zenith approximately $29,313, $25,317 and $23,665, for freight expense and logistical services in fiscal 2013, 2012, and 2011, respectively. At November 30, 2013 and November 24, 2012, we owed Zenith $2,580 and $2,547, respectively, for services rendered to us. We believe the transactions with Zenith are at current market rates. We recorded the following earnings (losses) in income from unconsolidated affiliated companies, net in our consolidated statements of income:

	2013	2012	2011
Earnings recognized	$ 770	$ 347	$ 8

International Home Furnishings Center

On May 2, 2011 we sold our 46.9% interest in International Home Furnishings Center, Inc. ("IHFC") to International Market Centers, L.P. ("IMC"). Consideration received, the balance of our investment in IHFC at the time of sale, and the resulting gain from the sale are as follows:

Gain on sale of affiliate:	
Consideration received:	
Cash	$ 69,152
Tax escrow (1)	1,413
Indemnification escrow (2)	4,695
Investment in IMC (3)	1,000
Total consideration received	$ 76,260
Investment in IHFC:	
Distributions in excess of affiliate earnings	9,282
Gain on sale of affiliate	$ 85,542

(1) These funds were released to us during the first quarter of fiscal 2012.
(2) $2,348 of this escrow was released to us during the first quarter of fiscal 2013. The remaining balance is included in other current assets in the accompanying consolidated balance sheet at November 30, 2013.
(3) Included in other assets in the accompanying consolidated balance sheets at November 30, 2013 and November 24, 2012.

$4,695 of proceeds was placed in escrow to indemnify the purchaser with respect to various contingencies. On December 19, 2012, we received $2,348 for the release of half of this escrow, with the remainder, provided it is not used for contingencies,

(In thousands, except per share data)

being due for release to us during the third quarter of fiscal 2014. Currently, we have no reason to believe that any obligations will arise out of such contingencies and therefore expect that the escrowed funds, along with earnings thereon, will be released to us in their entirety as scheduled. Also in connection with the sale, we acquired a minority equity stake in IMC in exchange for $1,000. IMC is majority owned by funds managed by Bain Capital Partners and a subsidiary of certain investment funds managed by Oaktree Capital Management, L.P. Our investment in IMC is accounted for using the cost method as we do not have significant influence over IMC.

IHFC owned and leased out floor space in a showroom facility in High Point, North Carolina. Prior to the sale of our investment in IHFC, we accounted for the investment using the equity method since we did not maintain operating control of IHFC. During fiscal 2011 we recorded income and received dividends from IHFC prior to divestiture of $1,832 and $3,756, respectively.

Summarized financial information for IHFC for 2011 is as follows:

	2011*
Revenues	19,955
Net income	3,470

* No balance sheet information is reported as of November 26, 2011 as we no longer have any ownership interest in IHFC, and IHFC no longer exists as a stand-alone legal entity. Revenues and net income are reported for the five month period ended May 2, 2011.

The complete financial statements of IHFC for the period from November 1, 2010 through May 2, 2011 are included in our annual report on Form 10-K.

11. **Income Taxes**

The components of the income tax provision (benefit) are as follows:

	2013	2012	2011
Current:			
Federal	$ 759	$ 1,611	$ 3,947
State	50	(487)	676
Deferred:			
Increase (decrease) in valuation allowance	136	(18,704)	(17,464)
Federal	1,970	2,458	14,934
State	176	423	2,316
Total	$ 3,091	$ (14,699)	$ 4,409

The income tax provision for fiscal 2011 includes a benefit of $6,341 resulting from the utilization of Federal net operating loss carryforwards. Excess tax benefits in the amount of $313 were recognized as additional paid-in capital during fiscal 2013 resulting from the exercise of stock options and the release of restricted shares.

(In thousands, except per share data)

A reconciliation of the statutory federal income tax rate and the effective income tax rate, as a percentage of income before income taxes, is as follows:

	2013	2012	2011
Statutory federal income tax rate	34.0 %	35.0 %	35.0 %
Dividends received deduction	-	-	(1.8)
Change in income tax valuation allowance	1.7	(155.6)	(29.2)
Change in income tax reserves	0.1	(3.3)	(0.1)
State income tax, net of federal benefit	3.7	1.5	3.4
Other	(1.7)	0.1	-
Effective income tax rate	37.8 %	(122.3) %	7.3 %

The income tax effects of temporary differences and carryforwards, which give rise to significant portions of the deferred income tax assets and deferred income tax liabilities, are as follows:

	November 30, 2013	November 24, 2012
Deferred income tax assets:		
Trade accounts receivable	$ 618	$ 688
Inventories	2,277	1,946
Property and equipment	756	1,688
Notes receivable	1,592	1,592
Retirement benefits	5,626	5,547
State net operating loss carryforwards	2,482	2,309
Unrealized loss from affiliates	988	1,069
Lease termination accruals	349	1,005
Other	2,398	2,580
Gross deferred income tax assets	17,086	18,424
Valuation allowance	(1,044)	(908)
Total deferred income tax assets	16,042	17,516
Deferred income tax liabilities:		
Unrealized gains from affiliates	755	78
Prepaid expenses and other	135	121
Total deferred income tax liabilities	890	199
Net deferred income tax assets	$ 15,152	$ 17,317

Due to the losses incurred prior to fiscal 2011, we were in a cumulative loss position for the three years preceding fiscal 2011which is considered significant negative evidence that is difficult to overcome on a "more likely than not" standard through objectively verifiable data. While our long-term financial outlook remained positive, we concluded that our ability to rely on our long-term outlook and forecasts as to future taxable income was limited due to uncertainty created by the weight of the negative evidence. As a result, we previously recorded a valuation allowance on certain of the deferred tax assets. In fiscal 2011, due to the gain recognized on the sale of our interest in IHFC, we were able to utilize net operating loss carryforwards and credits to significantly offset the taxable gain, resulting in a significant reduction of the valuation allowances. However, as the gain on the sale of IHFC did not represent a source of recurring future taxable income, we continued to record a valuation allowance against substantially all of our deferred tax assets as of November 26, 2011. Due to our positive earnings during fiscal 2012, and the absence of any significant negative evidence to the contrary, we concluded that we could rely on our positive long-term outlook and forecasts as to future taxable income in evaluating our ability to realize our deferred tax assets. Accordingly, the reserve against the majority of our deferred tax assets was removed in fiscal

(In thousands, except per share data)

2012, resulting in a credit to income of $18,704, or $1.70 and $1.69 per basic and diluted share, respectively, which is included in our net income tax benefit for that year. The remaining valuation allowance of $1,044 and $908 as of November 30, 2013 and November 24, 2012, respectively, is primarily related to state net operating loss carryforwards for which it is currently considered to be more likely than not that they will not be utilized prior to their expiration.

The following table represents a summary of the valuation allowances against deferred tax assets:

	2013	2012	2011
Balance, beginning of the year	$ 908	$ 19,612	$ 36,806
Additions charged to expense	136	-	-
Deductions reducing expense	-	(18,704)	(17,464)
Additions recorded as a component of other comprehensive income	-	-	270
Balance, end of the year	$ 1,044	$ 908	$ 19,612

We have state net operating loss carryforwards available to offset future taxable state income of $29,211, which expire in varying amounts between 2014 and 2030. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards.

Net income taxes paid during 2013, 2012 and 2011 were $2,723, $2,010, and $3,651, respectively.

As of November 30, 2013, the gross amount of unrecognized tax benefits was approximately $1,497 exclusive of interest and penalties. Of this balance, if we were to prevail on all unrecognized tax benefits recorded, approximately $239 would benefit the effective tax rate. As of November 24, 2012, the gross amount of unrecognized tax benefits was approximately $1,228, exclusive of interest and penalties. Of this balance, if we were to prevail on all unrecognized tax benefits recorded, approximately $175 would benefit the effective tax rate. We regularly evaluate, assess and adjust the related liabilities in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period.

The following table summarizes the activity related to our gross unrecognized tax benefits:

	2013	2012
Balance, beginning of the year	$ 1,228	$ 1,502
Gross increases	401	10
Gross decreases, primarily due to the expiration of statutes	(132)	(284)
Balance, end of the year	$ 1,497	$ 1,228

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. During fiscal 2013, 2012, and 2011, we recognized $(23), $(63), and $67 of interest expense (expense recovery) and $31, $57, and $46 of penalty expense recovery, respectively, related to the unrecognized benefits noted above in our consolidated statements of income. At November 30, 2013 and November 30, 2012, the consolidated balance sheets include accrued interest of $140 and $164, and penalties of $10 and $40, respectively, due to unrecognized tax benefits.

Significant judgment is required in evaluating the Company's federal and state tax positions and in the determination of its tax provision. Despite our belief that the liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matter. We may adjust these liabilities as relevant circumstances evolve, such as guidance from the relevant tax authority, or resolution of issues in the courts. These adjustments are recognized as a component of income tax expense in the period in which they are identified. The Company also cannot predict when or if any other future tax payments related to these tax positions may occur.

We remain subject to examination for tax years 2010 through 2012 for all of our major tax jurisdictions.

The IRS released the final and re-proposed tangible property regulations in September of 2013. While the regulations are now final, they are effective for tax years beginning on or after January 1, 2014, which for the Company will be fiscal 2015.

(In thousands, except per share data)

12. **Real Estate Notes Payable and Bank Credit Facility**

The real estate notes payable and bank debt are summarized as follows:

	November 30, 2013	November 24, 2012
Real estate notes payable	$ 2,746	$ 3,294
Current portion of real estate notes payable	(279)	(241)
	$ 2,467	$ 3,053

Real Estate Notes Payable

Certain of our retail real estate properties have been financed through commercial mortgages with an interest rate of 6.73%. These mortgages are collateralized by the respective properties with net book values totaling approximately $6,262 and $6,397 at November 30, 2013 and November 24, 2012, respectively. The current portion of these mortgages, $279 and $241 as of November 30, 2013 and November 24, 2012, respectively, has been included in other accrued liabilities in the accompanying consolidated balance sheets. The long-term portion, $2,467 and $3,053 as of November 30, 2013 and November 24, 2012, respectively, is presented as real estate notes payable in the consolidated balance sheets. During fiscal 2011, we entered into Discounted Payoff Agreements ("DPOs") with the lenders on three mortgages which were subsequently paid off during the year. Under the terms of these DPOs the remaining balance owed was reduced, resulting in a $1,305 gain on the settlement of these mortgages. This gain is included in other loss, net, in our consolidated statements of income.

The fair value of these mortgages was $2,684 and $3,309 at November 30, 2013 and November 24, 2012, respectively. In determining the fair value we utilized current market interest rates for similar instruments. The inputs into these fair value calculations reflect our market assumptions and are not observable. Consequently, the inputs are considered to be Level 3 as specified in the fair value hierarchy in ASC Topic 820, *Fair Value Measurements and Disclosures*. See Note 7.

Maturities of real estate notes payable are as follows:

Fiscal 2014	$ 279
Fiscal 2015	299
Fiscal 2016	319
Fiscal 2017	341
Fiscal 2018	365
Thereafter	1,143
	$ 2,746

Bank Credit Facility

On December 18, 2012, we entered into a new credit facility with our bank extending us a line of credit of up to $15,000. This credit facility is secured by our accounts receivable and inventory and contains certain covenants requiring us to maintain certain key financial ratios. We were in compliance with all covenants under the facility at November 30, 2013 and expect to remain in compliance for the foreseeable future.

At November 30, 2013 we had $1,366 outstanding under standby letters of credit, leaving availability under our credit line of $13,634.

Total interest paid, including bank and mortgage debt, during fiscal 2013, 2012 and 2011 was $244, $294 and $895, respectively.

13. **Post-Employment Benefit Obligations**

Supplemental Retirement Income Plan

We have an unfunded Supplemental Retirement Income Plan (the "Supplemental Plan") that covers one current and certain former executives. Upon retirement, the Supplemental Plan provides for lifetime monthly payments in an amount equal to 65% of the participant's final average compensation as defined in the Supplemental Plan, which is reduced by certain social security benefits to be received and other benefits provided by us. The Supplemental Plan also provides a death benefit that is calculated as (a) prior to retirement death, which pays the beneficiary 50% of final average annual compensation for a period of 120 months, or (b) post-retirement death, which pays the beneficiary 200% of final average compensation in a single payment. We own life insurance policies on these executives with a current net death benefit of $3,316 at November 30, 2013 and we expect to substantially fund this death benefit through the proceeds received upon the death of the executive. Funding for the remaining cash flows is expected to be provided through operations. There are no benefits payable as a result of a termination of employment for any reason other than death or retirement, other than a change of control provision which provides for the immediate vesting and payment of the retirement benefit under the Supplemental Plan in the event of an employment termination resulting from a change of control.

(In thousands, except per share data)

Summarized information for the plan measured as of the end of each year presented, is as follows:

	2013	2012
Change in Benefit Obligation:		
Projected benefit obligation at beginning of year	$ 9,805	$ 9,326
Service cost	71	54
Interest cost	350	376
Actuarial losses	434	709
Benefits paid	(885)	(660)
Projected benefit obligation at end of year	$ 9,775	$ 9,805
Accumulated Benefit Obligation	$ 9,215	$ 9,342
Amounts recognized in the consolidated balance sheet:		
Current liabilities	$ 810	$ 843
Noncurrent liabilities	8,965	8,962
	$ 9,775	$ 9,805
Amounts recognized in accumulated other comprehensive income:		
Transition obligation	$ 212	$ 255
Actuarial loss	2,085	1,732
Net amount recognized	$ 2,297	$ 1,987
Total recognized in net periodic benefit cost and accumulated other comprehensive income:	$ 854	$ 1,139

	2013	2012	2011
Components of Net Periodic Pension Cost:			
Service cost	$ 71	$ 54	$ 47
Interest cost	350	376	420
Amortization of transition obligation	42	42	42
Amortization of other loss	81	11	-
Net periodic pension cost	$ 544	$ 483	$ 509
Assumptions used to determine net periodic pension cost:			
Discount rate	3.75%	4.25%	5.00%
Increase in future compensation levels	3.00%	3.00%	3.00%

Estimated Future Benefit Payments (with mortality):	
Fiscal 2014	$ 810
Fiscal 2015	769
Fiscal 2016	727
Fiscal 2017	685
Fiscal 2018	645
Fiscal 2019 through 2023	3,233

Of the $2,297 recognized in accumulated other comprehensive income at November 30, 2013, $42 of net transition obligation and $123 of net loss are expected to be recognized as components of net periodic pension cost during fiscal 2014.

(In thousands, except per share data)

Deferred Compensation Plan

We have an unfunded Deferred Compensation Plan that covers one current and certain former executives and provides for voluntary deferral of compensation. This plan has been frozen with no additional participants or benefits permitted. We recognized expense of $288, $312, and $332 in fiscal 2013, 2012, and 2011, respectively, associated with the plan. Our liability under this plan was $2,555 and $2,615 as of November 30, 2013 and November 24, 2012, respectively. The non-current portion of this obligation is included in post employment benefit obligations in our consolidated balance sheets, with the current portion included in accrued compensation and benefits.

Defined Contribution Plan

We have a qualified defined contribution plan (Employee Savings/Retirement Plan) that covers substantially all employees who elect to participate and have fulfilled the necessary service requirements. Employee contributions to the Plan are matched at the rate of 15% of up to 8% of gross pay, regardless of years of service. Expense for employer matching contributions was $340 and $175 during fiscal 2013 and 2012, respectively. During fiscal 2011, employer matching contributions remained suspended and no expense was incurred.

14. **Capital Stock and Stock Compensation**

We account for our stock-based employee and director compensation plans in accordance with ASC 718, *Compensation – Stock Compensation.* ASC 718 requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period) which we recognize on a straight-line basis. Compensation expense related to restricted stock and stock options included in selling, general and administrative expenses in our consolidated statements of income for fiscal 2013, 2012 and 2011 was as follows:

2013	2012	2011
$ 728	$ 636	$ 426

Stock Option Plans

In 1997, we adopted an Employee Stock Plan (the "1997 Plan"), and reserved for issuance 950,000 shares of common stock. An additional 500,000 shares of common stock were authorized for issuance in 2000. In addition, the terms of the 1997 Plan allow for the re-issuance of any stock options which have been forfeited before being exercised. Options granted under the 1997 Plan may be for such terms and exercised at such times as determined by the Organization, Compensation, and Nominating Committee of the Board of Directors. Vesting periods typically range from one to three years. There are no shares available for grant under the 1997 Plan at November 30, 2013, however up to 500,000 shares associated with outstanding grants under the 1997 may become available for grant under the 2010 Plan (see below).

On April 14, 2010, our shareholders approved the Bassett Furniture Industries, Incorporated 2010 Stock Incentive Plan (the "2010 Plan"). All present and future non-employee directors, key employees and outside consultants for the Company are eligible to receive incentive awards under the 2010 Plan. Our Organization, Compensation and Nominating Committee (the "Compensation Committee") selects eligible key employees and outside consultants to receive awards under the 2010 Plan in its discretion. Our Board of Directors or any committee designated by the Board of Directors selects eligible non-employee directors to receive awards under the 2010 Plan in its discretion. Five hundred thousand (500,000) shares of common stock are reserved for issuance under the 2010 Plan. In addition, up to 500,000 shares that are represented by outstanding awards under the 1997 Employee Stock Plan which are forfeited, expire or are canceled after the effective date of the 2010 Plan will be added to the reserve and may be used for new awards under the 2010 Plan. Participants may receive the following types of incentive awards under the 2010 Plan: stock options, stock appreciation rights, payment shares, restricted stock, restricted stock units and performance shares. Stock options may be incentive stock options or non-qualified stock options. Stock appreciation rights may be granted in tandem with stock options or as a freestanding award. Non-employee directors and

(In thousands, except per share data)

outside consultants are eligible to receive restricted stock and restricted stock units only. We expect to issue new common stock upon the exercise of options.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The risk free rate is based on the U.S. Treasury rate for the expected life at the time of grant, volatility is based on the average long-term implied volatilities of peer companies, the expected life is based on the estimated average of the life of options using the simplified method, and forfeitures are estimated on the date of grant based on certain historical data. We utilize the simplified method to determine the expected life of our options due to insufficient exercise activity during recent years as a basis from which to estimate future exercise patterns. During fiscal 2011, our Compensation Committee authorized the issuance of 91,000 stock options from the 2010 Plan to certain of our key employees. The stock options vest ratably over a four-year period and have 10-year contractual terms. The following table sets forth the weighted average fair value of options granted during 2011 and the weighted average assumptions used for such grants (there were no grants made in 2013 or 2012):

	2011
Weighted average fair value of options on grant date	$ 4.19
Expected life of options in years	6.25
Risk-free interest rate	2.19% - 2.49%
Expected volatility	60.0%
Dividend yield	0.0% - 1.5%

Changes in the outstanding options under our plans during the year ended November 30, 2013 were as follows:

	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at November 24, 2012	785,100	$14.55
Granted	-	-
Exercised	(46,000)	7.10
Forfeited/Expired	(4,000)	4.38
Outstanding at November 30, 2013	735,100	15.08
Exercisable at November 30, 2013	648,600	$16.25

Changes in the non-vested options under our plans during the year ended November 30, 2013 were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Non-vested options outstanding at November 24, 2012	154,250	$6.00
Granted	-	-
Vested	(63,750)	5.69
Forfeited/Expired	(4,000)	4.38
Non-vested options outstanding at November 30, 2013	86,500	6.31

(In thousands, except per share data)

Unrecognized compensation cost related to these non-vested options at November 30, 2013 is $218, expected to be recognized over approximately a one and one-half year period.

Additional information regarding our outstanding stock options at November 30, 2013 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Shares**	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
$3.23 - $6.45	76,350	6.6	$ 4.38	35,350	$ 4.38
$6.45 - $9.67	62,750	7.6	8.04	17,250	8.02
$9.68 - $12.90	123,500	3.9	10.60	123,500	10.60
$12.91 - $16.13	67,500	2.9	14.89	67,500	14.89
$16.14 - $19.35	150,000	2.6	16.96	150,000	16.96
$19.36 - $22.58	255,000	0.2	21.12	255,000	21.12
	735,100			648,600	
Aggregate intrinsic value	$2,053			$1,235	

Additional information regarding activity in our stock options during fiscal 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Total intrinisic value of options exercised	$ 387	$ 530	$ 74
Total fair value of options vested	363	371	110
Total cash received from the exercise of options	413	536	81
Excess tax benefits recognized as additional paid-in capital upon exercise of options	106	-	-

Changes in the outstanding non-vested restricted shares during the year ended November 30, 2013 were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Non-vested restricted shares outstanding at November 24, 2012	138,782	$7.15
Granted	81,295	16.54
Vested and released	(52,184)	5.74
Forfeited	(2,000)	4.38
Non-vested restricted shares outstanding at November 30, 2013	165,893	12.23

During fiscal 2013, 52,184 restricted shares were vested and released, of which 41,000 shares had been granted to employees and 11,184 shares to directors. Of the shares released to employees, 11,550 shares were withheld by the Company to cover withholding taxes of $202. Excess tax benefits of $207 were recognized as additional paid-in capital upon the release of the vested shares. Activity related to the vesting and release of restricted shares prior to fiscal 2013 was not material.

(In thousands, except per share data)

Additional information regarding our outstanding non-vested restricted shares at November 30, 2013 is as follows:

Grant Date	Restricted Shares Granted	Share Value at Grant Date Per Share	Remaining Restriction Period (Years)
March 7, 2011	4,000	$ 8.15	0.3
July 13, 2011	79,200	$ 8.02	0.6
July 13, 2012	1,398	$ 11.69	1.6
April 1, 2013	11,295	$ 15.94	0.3
July 17, 2013	70,000	$ 16.64	4.6
	165,893		

Unrecognized compensation cost related to these non-vested restricted shares at November 30, 2013 is $1,243, expected to be recognized over approximately a four and one-half year period.

Employee Stock Purchase Plan

In 2000, we adopted and implemented an Employee Stock Purchase Plan ("ESPP") that allows eligible employees to purchase a limited number of shares of our stock at 85% of market value. Under the ESPP we sold 38,206, 42,211 and 39,618 shares to employees in fiscal 2013, 2012 and 2011, respectively, which resulted in an immaterial amount of compensation expense.

15. **Restructuring, asset impairment, and other charges**

The following table summarizes the restructuring, asset impairment charges and other unusual items by year:

	2013	2012	2011
Restructuring and asset impairment charges:			
Asset impairment charges related to Company-owned retail store closures	$ -	$ 123	$ 1,156
Asset impairment charges & demolition costs associated with closed plants	-	588	1,312
Other	-	-	32
Total restructuring and asset impairment charges	$ -	$ 711	$ 2,500
Lease exit costs			
Lease exit costs related to Company-owned retail store closures	$ -	$ 228	$ 1,221
Charge for modification of existing Company-owned retail store lease	-	-	1,500
Changes in estimates related to previously closed Company-owned retail stores	-	131	1,007
Total lease exit costs	$ -	$ 359	$ 3,728
Licensee debt cancellation charges	$ -	$ -	$ 6,447
Total charges related to restructuring, asset impairment, lease exit costs and debt cancellation included in loss from operations	$ -	$ 1,070	$ 12,675

(In thousands, except per share data)

Total restructuring and asset impairment charges by segment are as follows:

	2013	2012	2011
Wholesale	$ -	$ 719	$ 8,653
Retail	-	351	4,022
	$ -	$ 1,070	$ 12,675

The following table summarizes the activity related to our accrued lease exit costs:

	2013	2012
Balance, beginning of the year	$ 2,614	$ 4,357
Provisions associated with corporate store and retail office closures	-	228
Provisions made to adjust previous estimates	(176)	111
Payments on unexpired leases	(1,610)	(2,232)
Accretion of interest on obligations	79	150
Balance, end of the year	$ 907	$ 2,614
Current portion included in other accrued liabilities	$ 474	$ 1,609
Long-term portion included in other long-term liabilities	433	1,005
	$ 907	$ 2,614

Fiscal 2012

Restructuring and Asset Impairment Charges

During fiscal 2012, we incurred costs of $203 associated with the demolition of a previously closed manufacturing facility in Bassett, Virginia; non-cash charges of $385 associated with the write-down of a previously closed manufacturing facility in Mt. Airy, North Carolina; and $123 associated with the write off of abandoned leasehold improvements following the relocation of a retail store near Richmond, Virginia.

Lease Exit Costs

During fiscal 2012, we incurred non-cash charges of $228 for lease exit costs associated with the relocation of a retail store near Richmond, Virginia, as well as $131 of non-cash charges to reflect reduced estimates of recoverable lease costs at several previously closed retail locations.

Fiscal 2011

Restructuring and Asset Impairment Charges

During fiscal 2011, we recorded asset impairment charges of $2,500. These charges included costs of $318 for the demolition of a previously closed facility in Bassett, Virginia, and $32 associated with the relocation of our retail store in Manchester, Missouri. We also incurred non-cash charges which included $966 for the write-off of leasehold improvements related to the closure of six retail locations in Albuquerque, New Mexico; Bear, Delaware; Bel Air, Maryland; Carol Stream, Illinois; Frederick, Maryland; and Spanish Fort, Alabama; $566 for the additional write-down of a previously closed manufacturing facility in Mt. Airy, North Carolina; $428 for the additional write-down of the previously closed manufacturing facility in Bassett, Virginia; and $190 for the write-off of leasehold improvements and other assets associated with the relocation of our retail store in Manchester, Missouri. Total non-cash impairment charges described above for the year ended November 26,

(In thousands, except per share data)

2011 were $2,150. The write-downs of the previously closed manufacturing facilities are based on our estimates of their fair values. The inputs into these fair value estimates reflect our market assumptions and are not observable. Consequently, the inputs are considered to be Level 3 as specified in the fair value hierarchy in ASC Topic 820, *Fair Value Measurements and Disclosures*. See Note 7.

Lease Exit Costs

During fiscal 2011, we recorded charges of $3,728 for lease exit costs and lease modifications which included: non-cash charges of $1,221 for lease exit costs related to the closure of retail stores in Albuquerque, New Mexico, Bel Air and Frederick, Maryland, and a previously closed location in Lewisville, Texas; non-cash charges of $1,007 to reflect reduced estimates of recoverable lease costs at four previously closed retail locations; and a charge of $1,500 for a cash payment made for the modification of an existing lease at one of our Company-owned retail store locations.

Licensee Debt Cancellation Charges

During fiscal 2011, we gained significant liquidity as a result of the sale of our investment in IHFC (see Note 10). This liquidity event enabled us to become more opportunistic in managing our relationships with our licensees and therefore accelerate certain licensees' ability to rebuild their businesses after several years of extremely difficult industry conditions. As such, during fiscal 2011, we cancelled certain debts of what we consider to be key licensees in select markets. While the debts cancelled were considered to be collectible over time, we believe that, rather than requiring repayment of these obligations, we will realize a greater long-term benefit by the cancellation of these debts. In exchange for relieving the debts of these licensees and thus strengthening their respective financial positions, we believe these licensees will be in a much better position to reinvest in all aspects of their store operations (new product offerings, personnel, advertising, building appeal, etc.) which will ultimately lead to increased sales and profitability of the Bassett brand. As a result of this debt cancellation, we incurred a charge for fiscal 2011 of $6,447.

In addition to the charges discussed above affecting loss from operations, during fiscal 2013 other income (loss), net includes a non-cash charge of $416 for impairment of our real estate investment property in Henderson, Nevada which was held for sale at November 30, 2013. The sale of this property was closed on December 26, 2013. During fiscal 2011, other income (loss), net includes non-cash charges of $4,790 for asset impairments and lease termination costs associated with our retail real estate investments, including: asset impairment charges of $2,106 to write down idle retail locations in Henderson, Nevada and Chesterfield, Virginia to appraised values; $1,847 to write off certain tenant improvements deemed to be unrecoverable; $661 related to lease termination costs for a closed licensee store; and $176 related to adjustments of previous estimates. The write-downs of the retail assets are based on our estimates of their fair values. The inputs into these fair value estimates reflect our market assumptions and are not observable. Consequently, the inputs are considered to be Level 3 as specified in the fair value hierarchy in ASC Topic 820, *Fair Value Measurements and Disclosures*. See Note 7.

16. Contingencies

We are involved in various claims and actions, including environmental matters, which arise in the normal course of business. Although the final outcome of these matters cannot be determined, based on the facts presently known, it is our opinion that the final resolution of these matters will not have a material adverse effect on our financial position or future results of operations.

See also Note 8 regarding claims which could possibly result in the return of all or a portion of our share of the CDSOA final distribution.

(In thousands, except per share data)

17. **Leases and Lease Guarantees**

Leases

We lease land and buildings under operating leases that are used in the operation of our Company-owned retail stores as well as in the operation of independent licensee BHF stores. Our decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability thereof. Some store leases contain contingent rental provisions based upon sales volume. Additionally, we lease showroom space from IMC (and from its predecessor, IHFC), which is priced at what we believe to be a market rate. Lease terms range from one to 15 years and generally have renewal options of between five and 15 years. The following schedule shows future minimum lease payments under non-cancelable operating leases having remaining terms in excess of one year as of November 30, 2013:

Fiscal 2014	$ 18,053
Fiscal 2015	16,077
Fiscal 2016	13,089
Fiscal 2017	10,708
Fiscal 2018	8,823
Thereafter	29,671
	$ 96,421

Lease expense was $18,403, $17,123 and $16,406 for 2013, 2012, and 2011, respectively.

In addition to subleasing certain of these properties, we own retail real estate which we in turn lease to licensee operators of BHF stores. We also own real estate for closed stores which we lease to non-licensees. The following schedule shows minimum future rental income related to pass-through rental expense on subleased property as well as rental income on real estate owned by Bassett, excluding subleases based on a percentage of sales.

Fiscal 2014	$ 3,034
Fiscal 2015	2,465
Fiscal 2016	1,341
Fiscal 2017	960
Fiscal 2018	726
Thereafter	81
	$ 8,607

Real estate rental income (loss), net of expense (including lease costs, depreciation, insurance, and taxes), related to licensee stores and other investment real estate, was $(594), $(468) and $285 in 2013, 2012 and 2011, respectively, and is reflected in other expense, net in the accompanying consolidated statements of income.

Guarantees

As part of the strategy for our store program, we have guaranteed certain lease obligations of licensee operators. Lease guarantees range from one to ten years. We were contingently liable under licensee lease obligation guarantees in the amount of $3,698 and $2,007 at November 30, 2013 and November 24, 2012, respectively.

In the event of default by an independent dealer under the guaranteed lease, we believe that the risk of loss is mitigated through a combination of options that include, but are not limited to, arranging for a replacement dealer, liquidating the collateral, and pursuing payment under the personal guarantees of the independent dealer. The proceeds of the above options are estimated to cover the maximum amount of our future payments under the guarantee obligations, net of reserves. The fair value of lease guarantees (an estimate of the cost to the Company to perform on these guarantees) at November 30, 2013 and November 24, 2012, were not material.

(In thousands, except per share data)

18. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2013	2012	2011
Numerator:			
Net income	$ 5,096	$ 26,713	$ 55,342
Denominator:			
Denominator for basic income per share - weighted average shares	10,721,652	10,992,017	11,437,291
Effect of dilutive securities	150,897	103,394	106,879
Denominator for diluted income per share — weighted average shares and assumed conversions	10,872,549	11,095,411	11,544,170
Basic income per share:			
Net income per share — basic	$ 0.48	$ 2.43	$ 4.84
Diluted income per share:			
Net income per share — diluted	$ 0.47	$ 2.41	$ 4.79

For fiscal 2013, 2012 and 2011, the following potentially dilutive shares were excluded from the computations as there effect was anti-dilutive:

	2013	2012	2011
Stock options	472,500	622,500	924,464
Unvested restricted shares	81,295	12,582	94,960
Total anti-dilutive securities	553,795	635,082	1,019,424

19. Segment Information

We have strategically aligned our business into three reportable segments as defined in ASC 280, *Segment Reporting*, and as described below:

- **Wholesale.** The wholesale home furnishings segment is involved principally in the design, manufacture, sourcing, sale and distribution of furniture products to a network of Bassett stores (Company-owned and licensee-owned stores retail stores) and independent furniture retailers. Our wholesale segment includes our wood and upholstery operations as well as all corporate selling, general and administrative expenses, including those corporate expenses related to both Company- and licensee-owned stores.

- **Retail – Company-owned Stores.** Our retail segment consists of Company-owned stores and includes the revenues, expenses, assets and liabilities (including real estate) and capital expenditures directly related to these stores.

- **Investments and Real Estate.** Our investments and real estate segment consists of our short-term investments, our holdings of real estate leased or previously leased as licensee stores, and our equity investment in Zenith. We also hold an investment in Fortress, which we fully reserved during the first quarter of 2012. Although this segment does not have operating earnings, income or loss from the segment is included in other income (loss), net, in our consolidated statements of income. During fiscal 2011, other income included the gain on the sale of our equity interest in IHFC as well as our equity in the income of IHFC for fiscal 2011 through the date of the sale. See Note 10 for further discussion of IHFC.

(In thousands, except per share data)

Inter-company net sales elimination represents the elimination of wholesale sales to our Company-owned stores. Inter-company income elimination includes the embedded wholesale profit in the Company-owned store inventory that has not been realized. These profits will be recorded when merchandise is delivered to the retail consumer. The inter-company income elimination also includes rent paid by our retail stores occupying Company-owned real estate.

The following table presents segment information for each of the last three fiscal years:

	2013	2012	2011
Net Sales			
Wholesale	$ 215,451	$ 185,187	$ 177,372
Retail	199,380	171,633	147,961
Inter-company elimination	(93,545)	(87,148)	(72,125)
Consolidated	$ 321,286	$ 269,672	$ 253,208
Income (loss) from Operations			
Wholesale	$ 10,883	$ 7,500	$ (4,394)
Retail	(1,452)	(2,067)	(4,495)
Inter-company elimination	574	717	942
Restructuring and asset impairment charges			
Wholesale	-	(588)	(1,311)
Retail	-	(123)	(1,189)
Licensee debt cancellation charges	-	-	(6,447)
Lease exit costs	-	(359)	(3,728)
Consolidated income (loss) from operations	$ 10,005	$ 5,080	$ (20,622)
Depreciation and Amortization			
Wholesale	$ 1,342	$ 1,171	$ 1,246
Retail	4,372	3,760	3,421
Investments and real estate	484	542	847
Consolidated	$ 6,198	$ 5,473	$ 5,514
Capital Expenditures			
Wholesale	$ 3,839	$ 3,092	$ 690
Retail	10,846	5,898	3,478
Investments and real estate	-	10	-
Consolidated	$ 14,685	$ 9,000	$ 4,168
Identifiable Assets			
Wholesale	$ 109,958	$ 145,861	$ 142,361
Retail	77,331	68,583	60,811
Investments and real estate	38,560	12,736	20,002
Consolidated	$ 225,849	$ 227,180	$ 223,174

A breakdown of wholesale sales by product category for each of the last three fiscal years is provided below:

	2013	2012	2000
Wood	41%	43%	44%
Upholstery	59%	57%	56%
	100%	100%	100%

(In thousands, except per share data)

20. **Quarterly Results of Operations (unaudited)**

	2013			
	First Quarter (1)	**Second Quarter**	**Third Quarter (2)**	**Fourth Quarter (3)**
Net sales	$ 79,849	$ 81,223	$ 77,152	$ 83,062
Gross profit	41,360	41,826	38,723	44,085
Net income	980	1,953	556	1,607
Basic earnings per share	0.09	0.18	0.05	0.15
Diluted earnings per share	0.09	0.18	0.05	0.15

	2012			
	First Quarter (4)	**Second Quarter (5)**	**Third Quarter (6)**	**Fourth Quarter (7)**
Net sales	$ 60,968	$ 67,454	$ 64,438	$ 76,812
Gross profit	31,671	35,661	33,818	40,172
Net income (loss)	(596)	8,042	2,371	16,896
Basic earnings (loss) per share	(0.05)	0.72	0.22	1.57
Diluted earnings (loss) per share	(0.05)	0.71	0.21	1.55

(1) The first quarter of fiscal 2013 included 14 weeks as compared with 13 weeks for the first quarter of 2012. On an average weekly basis, net sales for the first quarter of fiscal 2013 were $5,704 per week as compared with $4,690 per week for the first quarter of fiscal 2012.

(2) Includes $221 of tax benefit from the expiration of the statute of limitations on certain previously unrecognized tax benefits – see Note 11 for further information.

(3) Includes $416 charge for impairment related to our investment property located in Henderson, Nevada. See Note 15 for further details

(4) Includes restructuring and asset impairment charges of $236 and lease exit costs of $228 – see Note 15 for further details. Also includes $806 charge for other than temporary impairment to our investment in Fortress – see Note 7 for further details.

(5) Includes $9,010 of income from the final CDSOA distribution – see Note 8 for further details. Also includes restructuring and asset impairment charges of $475 and lease exit costs of $131 – see Note 15 for further details. Also includes $1,592 of tax benefit from partial release of deferred tax asset valuation reserves – see Note 11 for further information.

(6) Includes $1,205 of tax benefit from partial release of deferred tax asset valuation reserves – see Note 11 for further information.

(7) Includes $15,907 of tax benefit from release of deferred tax asset valuation reserves – see Note 11 for further information.

SELECTED FINANCIAL DATA

The selected financial data set forth below for the fiscal years indicated were derived from our audited consolidated financial statements. The information should be read in conjunction with our consolidated financial statements (including the notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in, or incorporated by reference into, this report.

	2013 (1)	2012	2011	2010	2009
Net sales	$ 321,286	$ 269,672	$ 253,208	$ 235,254	$ 232,722
Gross profit	$ 165,994	$ 141,322	$ 127,566	$ 112,688	$ 102,840
Operating income (loss)	$ 10,005	$ 5,080 (2)	$ (20,622) (2)	$ (4,687)	$ (21,575) (2)
Gain on sale of affiliate	$ -	$ -	$ 85,542 (3)	$ -	$ -
Other income (loss), net	$ (1,818)	$ 6,934 (4)	$ (5,169) (4)	$ 2,479 (4)	$ (2,878) (4)
Income (loss) before income taxes	$ 8,187	$ 12,014	$ 59,751	$ (2,208)	$ (24,453)
Income tax expense (benefit)	$ 3,091	$ (14,699) (5)	$ 4,409 (5)	$ (206)	$ (1,754)
Net income (loss)	$ 5,096	$ 26,713	$ 55,342	$ (2,002)	$ (22,699)
Diluted earnings (loss) per share	$ 0.47	$ 2.41	$ 4.79	$ (0.17)	$ (1.99)
Cash dividends declared	$ 4,565	$ 15,920	$ 6,757	$ -	$ -
Cash dividends per share	$ 0.42	$ 1.45	$ 0.60	$ -	$ -
Total assets	$ 225,849	$ 227,180	$ 223,174	$ 197,317	$ 216,229
Long-term debt	$ 2,467	$ 3,053	$ 3,662	$ 4,295	$ 31,953
Current ratio	2.46 to 1	2.52 to 1	2.71 to 1	1.48 to 1	2.42 to 1
Book value per share	$ 14.50	$ 14.51	$ 13.44	$ 9.20	$ 9.63
Weighted average number of shares	10,872,549	11,095,411	11,544,170	11,459,257	11,395,789

(1) Fiscal 2013 contained 53 weeks, whereas all other fiscal years presented above contained 52 weeks.

(2) See note 15 to the Consolidated Financial Statements related to restructuring and asset impairment charges and lease exits costs recorded in 2012 and 2011 totaling $1,070 and $6,228, respectively, as well as licensee debt cancellation charges recorded in 2011 of $6,447. Operating loss for 2009 included restructuring and asset impairment charges and lease exits costs totaling $5,421.

(3) See note 10 to the Consolidated Financial Statements related to the gain resulting from the sale of our interest in IHFC on May 2, 2011.

(4) See note 8 to the Consolidated Financial Statements related to funds received from the Continued Dumping and Subsidy Offset Act ("CDSOA") in 2012 and 2011 of $9,010 and $765, respectively. During 2010 and 2009, other income (loss), net included income from the CDSOA of $488 and $1,627, respectively.

(5) See note 11 to the Consolidated Financial Statements related to the effects of changes in our valuation allowance on deferred tax assets during fiscal 2012 and 2011.

Bassett Furniture Industries, Incorporated

Schedule II

Analysis of Valuation and Qualifying Accounts

For the Years Ended November 30, 2013, November 24, 2012 and November 26, 2011

(amounts in thousands)

	Balance Beginning of Period	Additions Charged to Cost and Expenses	Deductions (1)	Other		Balance End of Period
For the Year Ended November 26, 2011:						
Reserve deducted from assets to which it applies						
Allowance for doubtful accounts	$ 7,366	$ 8,778	$ (14,052)	$ -		$ 2,092
Notes receivable valuation reserves	$ 6,748	$ 4,684	$ (7,292)	$ -		$ 4,140
Lease/Loan guarantee reserves	$ 2,304	$ 1,282	$ (3,078)	$ -		$ 508
Lease exit costs	$ 2,847	$ 5,058	$ (3,548)	$ -		$ 4,357
Income tax valuation allowance	$ 36,806	$ -	$ (17,464)	$ 270	(2)	$ 19,612
For the Year Ended November 24, 2012:						
Reserve deducted from assets to which it applies						
Allowance for doubtful accounts	$ 2,092	$ 377	$ (680)	$ -		$ 1,789
Notes receivable valuation reserves	$ 4,140	$ (1)	$ -	$ -		$ 4,139
Lease/Loan guarantee reserves	$ 508	$ (41)	$ (120)	$ -		$ 347
Lease exit costs	$ 4,357	$ 489	$ (2,232)	$ -		$ 2,614
Income tax valuation allowance	$ 19,612	$ -	$ (18,704)	$ -	(3)	$ 908
For the Year Ended November 30, 2013:						
Reserve deducted from assets to which it applies						
Allowance for doubtful accounts	$ 1,789	$ 361	$ (543)	$ -		$ 1,607
Notes receivable valuation reserves	$ 4,139	$ -	$ -	$ -		$ 4,139
Lease/Loan guarantee reserves	$ 347	$ 40	$ (212)	$ -		$ 175
Lease exit costs	$ 2,614	$ (97)	$ (1,610)	$ -		$ 907
Income tax valuation allowance	$ 908	$ 136	$ -	$ -		$ 1,044

(1) Deductions are for the purpose for which the reserve was created. Deductions from the income tax valuation allowance for the year ended November 26, 2011 represent the reduction in income tax expense resulting from the utilization of net operating loss carryforwards realized against the taxable gain on the sale of IHFC.

(2) Represents the change in reserve recorded as part of accumulated other comprehensive income (loss).

(3) Deduction for 2012 due to the reduction of the majority of our valuation allowance, resulting in a net tax benefit for the year.

STOCKHOLDER RETURN PERFORMANCE GRAPH

Presented below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Company's Common Stock against the cumulative total return of the Standard & Poor's 500 Index and the Company's new and old peer groups. The Company began using the new peer group as of December 1, 2013. The Company's new and old peer groups consist of the following:

New Peer Group	Old Peer Group
American Woodmark, Inc.	Chromcraft Revington Inc.
Culp, Inc.	Ethan Allen Interiors, Inc.
The Dixie Group, Inc.	Flexsteel Industries, Inc.
Ethan Allen Interiors, Inc.	Furniture Brands International, Inc.
Flexsteel Industries, Inc.	Haverty Furniture Companies, Inc.
Haverty Furniture Companies, Inc.	Hooker Furniture Corporation
Hooker Furniture Corporation	La-Z-Boy Incorporated
Kirkland's, Inc.	Stanley Furniture Company, Inc.
La-Z-Boy Incorporated	
Stanley Furniture Company, Inc.	

This graph assumes that $100 was invested on November 29, 2008 in the Company's Common Stock, the S&P Index and the two peer groups and that any dividends paid were invested.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
November 2013



$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
11/29/2008
11/28/2009
11/27/2010
11/26/2011
11/24/2012
11/30/2013
Bassett Furniture Industries
S&P 500 Composite Index
New Peer Group Index
Old Peer Group Index

Assumes $100 Invested on November 29, 2008
Assumes Dividends Reinvested

Management's Report of Internal Control over Financial Reporting

As of the end of the period covered by this Annual Report on Form 10-K, our principal executive officer and principal financial officer have evaluated the effectiveness of our "disclosure controls and procedures" ("Disclosure Controls"). Disclosure Controls, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our management, including the CEO and CFO, does not expect that our Disclosure Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based upon their controls evaluation, our CEO and CFO have concluded that our Disclosure Controls are effective at a reasonable assurance level.

We are responsible for establishing and maintaining adequate internal control over financial reporting in accordance with Exchange Act Rule 13a-15. With the participation of our CEO and CFO, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of November 30, 2013 based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of November 30, 2013, based on those criteria. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

Bassett Furniture Industries, Inc.
Bassett, Virginia
January 22, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Bassett Furniture Industries, Incorporated and Subsidiaries

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated and Subsidiaries as of November 30, 2013 and November 24, 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended November 30, 2013. Our audits also included Financial Statement Schedule II - Analysis of Valuation and Qualifying Accounts for each of the three years in the period ended November 30, 2013. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bassett Furniture Industries, Incorporated and Subsidiaries at November 30, 2013 and November 24, 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bassett Furniture Industries, Incorporated and Subsidiaries' internal control over financial reporting as of November 30, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), and our report dated January 22, 2014 expressed an unqualified opinion thereon.

Ernst + Young LLP

Richmond, Virginia
January 22, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Bassett Furniture Industries, Incorporated and Subsidiaries

We have audited Bassett Furniture Industries, Incorporated and Subsidiaries' internal control over financial reporting as of November 30, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Bassett Furniture Industries, Incorporated and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Bassett Furniture Industries, Incorporated and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of November 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bassett Furniture Industries, Incorporated and Subsidiaries as of November 30, 2013 and November 24, 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended November 30, 2013 of Bassett Furniture Industries, Incorporated and Subsidiaries and our report dated January 22, 2014 expressed an unqualified opinion thereon.

Ernst & Young LLP

Richmond, Virginia
January 22, 2014

INVESTOR INFORMATION

Internet Site
Our site on the Internet has been updated recently and is filled with information about Bassett Furniture, including this annual report, detailed financial information and updates, information about our home furnishings products, and a dealer locator of Bassett stores and other stores that feature Bassett products. Visit us at bassettfurniture.com.

Forward Looking Statements
This Annual Report contains forward-looking statements as defined in the Private Securities Litigation and Reform Act of 1995 and within the meaning of Sections 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Annual Report the words "hope," "believe," "expect," "plan" or "planned," "intend," "anticipate," "potential" and similar expressions are intended to identify forward-looking statements. Readers are cautioned against placing undue reliance on these statements. Such statements, including but not limited to those regarding increases in sales, growth in the number of Bassett stores, improving gross margins, growth in earnings per share, changes in capital structure, the operating performance of licensed Bassett stores, and other Company-owned stores, are based upon management's beliefs, as well as assumptions made by and information currently available to management, and involve various risks and uncertainties, certain of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

If the Company does not attain its goals, its business and results of operations might be adversely affected. For a discussion of factors that may impair the Company's ability to achieve its goals, please see the cautionary statements in the Management's Discussion and Analysis section of this Annual Report.

Corporate Information and Investor Inquiries
Our annual report and proxy statement together contain much of the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals who wish to receive the Form 10-K or other corporate literature should visit our website at bassettfurniture.com or contact Investor Relations, at 276.629.6000.

Transfer Agent - Stockholder Inquiries
Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address or dividend payments should write to:
American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
Toll free: (800) 937-5449
Local & International: (718) 921-8124
Email: info@amstock.com
Web site: www.amstock.com

Annual Meeting
The Bassett Annual Meeting of Shareholders will be held Wednesday, March 12, 2014, at 10:00 a.m. EST at the Company's headquarters in Bassett, Va.

Market and Dividend Information
Bassett's common stock trades on the NASDAQ national market system under the symbol "BSET." We had approximately 1300 registered stockholders on November 30, 2013. The range of per share amounts for the high and low market prices and dividends declared for the last two fiscal years are listed below:

	MARKET PRICES OF COMMON STOCK				DIVIDENDS DECLARED	
Quarter	2013		2012		2013	2012
	HIGH	LOW	HIGH	LOW		
First	$14.60	$10.93	$ 8.17	$ 7.38	$0.05	$0.05
Second	15.96	12.52	10.87	8.15	0.05	0.05
Third	17.49	13.82	12.25	9.08	0.06	0.05
Fourth	16.19	13.18	13.00	10.60	0.26	1.30

BOARD OF DIRECTORS

PAUL FULTON
Chairman of the Board
Bassett Furniture Industries, Inc.

ROBERT H. SPILMAN, JR.
President and Chief Executive Officer
Bassett Furniture Industries, Inc.

PETER W. BROWN, M.D.
Partner
Virginia Surgical Associates

KRISTINA K. CASHMAN
President
Guy and Larry Restaurants, LLC

HOWARD H. HAWORTH
Retired Chairman and Chief Executive Officer
Drexel Heritage Home Furnishings

GEORGE W. HENDERSON, III
Former Chairman and Chief Executive Officer
Burlington Industries, Inc.

J. WALTER MCDOWELL
Former Chief Executive Officer
Carolinas/Virginia Banking
Wachovia Corporation

DALE C. POND
Retired Senior Executive Vice President
Merchandising and Marketing
Lowe's Companies, Inc.

WILLIAM C. WAMPLER, JR.
Executive Director, New College Institute
Former Member, Senate of Virginia

WILLIAM C. WARDEN, JR.
Former Executive Vice President
Lowe's Companies, Inc.

OFFICERS

ROBERT H. SPILMAN, JR.
President and Chief Executive Officer

JOHN E. BASSETT, III
Senior Vice President, Wood

JASON W. CAMP
Senior Vice President, Retail and Marketing

BRUCE R. COHENOUR
Senior Vice President, Sales and Merchandising

J. MICHAEL DANIEL
Senior Vice President and Chief Financial Officer

MARK S. JORDAN
Senior Vice President, Upholstery

EDWIN C. AVERY, JR.
Vice President, Upholstery Product Development

DAVID C. BAKER
Vice President, Corporate Retail

WILLIAM A. BENDALL
Vice President, International Business Development

STEPHEN D. HARMON
Vice President, Information Technology

JAY R. HERVEY
Vice President, Secretary, General Counsel and Real Estate

MATTHEW S. JOHNSON
Vice President, Sales & Merchandising, HGTV

MIKE R. KREIDLER
Vice President, Upholstery Operations

KENA A. LENARD
Vice President, Upholstery Merchandising

RENEE C. LOPER
Vice President, Independent Retail Marketing

PETER D. MORRISON
Vice President, Retail Marketing

LOUIS C. MOSSOTTI, JR.
Vice President, Corporate Retail – Southeast Region

THOMAS E. PRATO
Vice President, Sales, Bassett

DAVID F. WALSH
Vice President, Licensed Retail

EDWARD H. WHITE
Vice President, Human Resources

Bassett®
bassettfurniture.com

BASSETT, VIRGINIA
NASDAQ: BSET